E-FILED
8/3/2017 2:12:23 PM
Clerk of Court
Superior Court of CA,
County of Santa Clara
17CV307054
Reviewed By: J. Cao-Nguyen

MARK C. MOLUMPHY (SBN 168009)
mmolumphy@cpmlegal.com
ALEXANDRA P. SUMMER (SBN 266485)
asummer@cpmlegal.com
STEPHANIE D. BIEHL (SBN 306777)
sbiehl@cpmlegal.com
COTCHETT, PITRE & McCARTHY, LLP
840 Malcolm Road, Suite 200
Burlingame, California 94010
Telephone: (650) 697-6000

FRANCIS A. BOTTINI, JR. (SBN 175783)
fbottini@bottinilaw.com
ALBERT Y. CHANG (SBN 296065)
achang@bottinilaw.com
YURY A. KOLESNIKOV (SBN 271173)
ykolesnikov@bottinilaw.com
BOTTINI & BOTTINI, INC.
7817 Ivanhoe Avenue, Suite 102
La Jolla, California 92037
Telephone: (858) 914-2001

Attorneys for Plaintiff Patricia Spain

[Additional Counsel Appear On Signature Page]

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF SANTA CLARA

IN RE YAHOO! INC. SHAREHOLDER LITIGATION ──────────────────────── THIS DOCUMENT RELATES TO: ALL ACTIONS	Lead Case No.: 17-CV-307054 VERIFIED CONSOLIDATED SHAREHOLDER CLASS ACTION AND DERIVATIVE COMPLAINT FOR BREACH OF FIDUCIARY DUTIES, INSIDER TRADING, UNJUST ENRICHMENT, AND CORPORATE WASTE **[CONDITIONALLY LODGED UNDER SEAL, CRC, RULE 2.550(b)(3)]** Judge: Honorable Brian C. Walsh Department: D1 DEMAND FOR JURY TRIAL

Verified Consolidated Shareholder Class Action and Derivative Complaint

TABLE OF CONTENTS

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Verified Consolidated Shareholder Class Action and Derivative Complaint

Verified Consolidated Shareholder Class Action and Derivative Complaint

Plaintiffs Patricia Spain, the LR Trust, Harold Litwin, and Plumbers and Pipefitters National Pension Fund, by and through their undersigned attorneys, hereby submit this verified Consolidated Shareholder Class Action and Derivative Complaint against certain directors and officers of nominal defendant Yahoo! Inc. ("Yahoo" or the "Company") in connection with their breaches of fiduciary duties. In support of these claims, Plaintiffs allege the following (1) upon personal knowledge with respect to the matters pertaining to themselves; and (2) upon information and belief with respect to all other matters, based upon the investigations undertaken by counsel which included, *inter alia*, (a) documents that were required to be produced in response to a demand for corporate books and records pursuant to Section 220 of the Delaware General Corporations Law (including documents obtained through other discovery methods that Defendants wrongfully concealed from the Section 220 production), and in response to discovery pertaining to duty of disclosure claims pursued before this Court and partially restated here; (b) investigations conducted by the United States Securities and Exchange Commission ("SEC"), the Federal Trade Commission ("FTC"), the Department of Justice ("DOJ"), and other governmental agencies concerning the facts alleged herein; (c) the Company's public filings with the SEC, (d) news articles, conference call transcripts, analysts' reports, and press releases; and (e) other publicly available information pertaining to Yahoo and/or the topics addressed herein. Plaintiffs believe that substantial additional evidentiary support will exist for the allegations set forth below after a reasonable opportunity for discovery.

As this Court knows, in connection with Plaintiffs' motion for an injunction based on false disclosures, Defendants asserted, while submitting minimal if any admissible evidence, that Plaintiffs' extensive record about false statements regarding Defendants' actions was nevertheless "disputed." For purposes of this pleading, however, Defendants' empty denials cannot be credited. For purposes of this pleading, the following facts must be accepted as true:

I.   NATURE AND SUMMARY OF THE ACTION

1.   This shareholder derivative and class action proves the maxim that the cover up is often worse than the crime. The crime covered up here was an unprecedented international personal data hacking incident that continued for years and which Yahoo's directors and officers have long

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known was conducted by the very same country now accused of using similar cyber-intrusions to influence the U.S. election. Defendants' cover-up of the data breach's source, scope and implications for Yahoo's users, is staggering. It is critical that Yahoo's shareholders hold Defendants accountable for the harm their misconduct caused to the Company and its shareholders.

2. Headquartered in Sunnyvale, California, Yahoo was one of the world's leading providers of email and internet services. As part of its core email business, Yahoo stored extensive personal information provided by its hundreds of millions of users.

3. During the period alleged herein, Yahoo's directors and officers breached their fiduciary duties to the Company as well as to Yahoo's shareholders, users and customers by knowingly, recklessly, or negligently failing to protect Yahoo's user data and personal information, failing to investigate and remediate what has been called the single largest website hack in history, issuing false and misleading statements that misrepresented the nature of the hacking incident and concealed the contemporaneous knowledge of the incident within the Company, and approving compensation packages and golden-parachute payments to key officers, despite their culpability and participation in the resulting cover-up.

4. As detailed below, because providing email and web services is a replaceable commodity, the heart of Yahoo's ability to survive and compete rested on customers' willingness to place their trust in Yahoo. The Board recognized the importance of maintaining the security of customer information. Yahoo has long publicly reported that one of the principal risks in operating an internet conglomerate is that of cybersecurity intrusions.

5. Accordingly, Yahoo's board of directors (the "Board") has for many years actively and closely monitored the Company's efforts to insure the protection of its user data. The Board regularly received reports from Yahoo's internal cybersecurity unit, the "Paranoids," headed by Yahoo's Chief Information Security Officer ("CISO").

6. Moreover, as Yahoo highlighted in its securities filings, almost every state in the country has passed statutes setting comparable standards of care concerning the protection of user data and personal information. These statutes universally make it illegal for any company to delay informing customers of an identified hack of customer data and personal information. A company's

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decision to knowingly, deliberately, or willfully conceal an outside hack of customer information typically provides for treble or punitive damages.

7.   Given the importance of protecting user data, the Board knew, and has in its prior response to hacking incidents demonstrated, the critical importance of informing users immediately after learning that outside parties have compromised Yahoo's networks and gained access to customer information, so that they have the opportunity to lessen the impact of the hacking by changing their passwords and taking other remedial measures.

8.   Despite the importance of data security, the Company has a long history of deliberately underspending on data security infrastructure and rejecting recommendations that the security budget be enlarged.   This left Yahoo particularly vulnerable. In fact, prior to the hacking incidents at issue in this complaint, Yahoo suffered other outside intrusions that compromised its customer data. The Board was promptly informed about those hacks, how the outside parties broke through Yahoo's cybersecurity measures, what Yahoo's internal cybersecurity department did to fix the problem, and most importantly, exactly how Yahoo informed the affected customers about the theft of their information.

9.   The Board's response to hacking incidents took a very different turn following a September 2014 intrusion by state-sponsored hackers that represented the single largest website hack in history (the "Siberia Intrusion"). ████████████████████████

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[REDACTED] In essence, the Board and management chose to pursue profits at the expense of legal compliance. This is the epitome of fiduciary bad faith.

14. From there, Yahoo's management and the Board engaged in a years-long cover up that remains largely hidden from public disclosure, even today. Plaintiffs and their counsel uncovered the truth solely through their diligence, starting with a targeted "books and records" demand under Delaware Code § 220 and followed by expedited discovery in this action, overcoming Defendants' determined effort to perpetuate their cover up even if it meant misrepresenting facts or

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asserting a broad and unsubstantiated claim of privilege.

15. The cover up continues to this day because the Board and management have gone to great lengths to keep it that way. The Board has consistently issued false or misleading public filings in an attempt to downplay the scope of knowledge within the Company of the Siberia Intrusion and accompanying data exfiltration.

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[REDACTED]

[REDACTED] The full Board has continued — time and again — to engage in a massive cover up of these damaging facts.   The role of the Board in failing to respond to, and its role in actively concealing, the Siberia Intrusion to this day renders demand futile.

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19. In response to the Siberia Intrusion, dozens of lawsuits, many seeking treble and/or punitive damages, have been filed by the Company's customers. Verizon renegotiated the terms of a pending transaction with Yahoo for its core business, leading to a price reduction of $350 million as well as a requirement that Yahoo remain responsible for 50 percent of any damages paid in the pending consumer class actions and 100 percent of any damages paid in response to any government actions seeking to hold Yahoo liable for deliberately concealing the Siberia Intrusion.

20. As a result of the Individual Defendants' breaches of fiduciary duty, Verizon was allowed to extract greater concessions in exchange for full releases to the Individual Defendants and in exchange for its complicity in helping Yahoo conceal the truth.

21. As explained herein, the Defendants' conduct has caused significant harm to Yahoo and its stockholders.

II. JURISDICTION AND VENUE

22. This Court has jurisdiction pursuant to the California Constitution, Article IV, § 10, and California Corporations Code § 800.

23. Venue is proper in this Court because Yahoo has a substantial presence in California and is headquartered in Sunnyvale, California. Moreover, each defendant has extensive contacts with California as a director and/or officer of Yahoo or otherwise, which makes the exercise of personal jurisdiction over them proper.

III. THE PARTIES

24. Plaintiff Patricia Spain ("Plaintiff" and "Spain") is a current shareholder of Yahoo. Ms. Spain purchased Yahoo stock on April 4, 2012, and has continuously owned Yahoo stock at all times relevant hereto.[1]

25. Plaintiff LR Trust is a current shareholder of Yahoo. LR Trust has continuously owned Yahoo stock at all times relevant hereto, including since at least December 2012.

26. Plaintiff Harold Litwin is a current shareholder of Yahoo. Mr. Litwin purchased Yahoo stock on September 12, 2011, and has continuously owned Yahoo stock at all times relevant

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[1] Yahoo's merger with Verizon Communications, Inc. closed in June 2017, after which Yahoo was renamed Altaba, Inc. as of June 16, 2017. For purposes of clarity herein, Yahoo will continue to be referred to as Yahoo rather than Altaba.

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hereto.

27.   Plaintiff Plumbers and Pipefitters National Pension Fund is a current shareholder of Yahoo. Plumbers and Pipefitters National Pension Fund has continuously owned YAHOO! Inc. common stock at all relevant times, including since January 11, 2013.

28.   Nominal Defendant Yahoo! Inc. ("Yahoo") is a corporation duly organized and existing under the laws of the State of Delaware. Yahoo maintains its headquarters at 701 First Avenue, Sunnyvale, California. Yahoo is a multinational technology company known for its Web portal, search engine Yahoo! Search, and a wide variety of related Internet services.

29.   Defendant Verizon Communications Inc. ("Verizon") is a corporation and is a broadband telecommunications company and the largest U.S. wireless communications service provider. Verizon is headquartered in New York, NY at 1095 Avenue of the Americas. On July 23, 2016, Verizon announced an agreement to purchase certain assets of Yahoo in a transaction that requires the approval of Yahoo's shareholders.

30.   Defendant Marissa Mayer ("Mayer") was the CEO and President of Yahoo at all relevant times until June 2017, when she resigned from the Company upon the completion of Yahoo's merger with Verizon. Mayer served as a member of the Board from July 2012 until June 2017.

31.   Defendant David Filo ("Filo") is the Co-Founder of Yahoo. Filo has served as a member of the Board since June 2014. Filo is a substantial shareholder of Yahoo who owns 70,711,390, or 7.4%, of Yahoo's outstanding shares and thus is able to exert significant control and influence over Yahoo.

32.   Defendant Ronald S. Bell ("Bell") was, until March 1, 2017, Yahoo's General Counsel. According to Yahoo's Proxy Statement, Bell became Yahoo's General Counsel in August 2012 and Secretary in July 2012 and served as a Vice President of Yahoo from 2001 until March 2017. Bell served as Yahoo's interim General Counsel in July 2012; Yahoo's Deputy General Counsel, Americas Region from March 2010 to July 2012; Yahoo's Deputy General Counsel, North America Region from January 2008 to March 2010; Yahoo's Deputy General Counsel, Transactions and Business Counseling from June 2001 to January 2008; and in various

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other positions in the Yahoo legal department from July 1999 to June 2001. Bell also served on the board of directors of Yahoo Japan Corporation, a Japanese Internet company. After an investigation by a committee of Yahoo's Board into the issues referenced in this complaint concerning Yahoo's 2013 and 2014 data breaches and the failure of Yahoo to disclose such breaches at the time they occurred and in connection with the announcement of the Purchase Agreement with Verizon, Bell was fired or asked to resign effective March 1, 2017. Prior to joining Yahoo, Bell served as senior corporate counsel at Apple Computer, Inc. and as an associate at the law firm of Sonnenschein Nath & Rosenthal.

33. Defendant Eric Brandt ("Brandt") has served as the Chairman of the Board since January 2017, and has served as a member of the Board since March 2016. Brandt is also the Chair of the Audit and Finance Committee of the Board.

34. Defendant Maynard Webb, Jr. ("Webb") has been the Chairman Emeritus of the Board, and has been a member of the Board since February 2012. Webb served as interim Chairman of the Board from April 2013 to August 2013, and as Chairman of the Board from August 2013 to January 2017. Webb is also a member of the Compensation and Leadership Development Committee of the Board.

35. Defendant Tor Braham ("Braham") has been a member of the Board since April 2016. Braham is also a member of the Audit and Finance Committee of the Board.

36. Defendant Catherine Friedman ("Friedman") has been a member of the Board since March 2016. Friedman is also the Chair of the Nominating and Corporate Governance Committee, and a member of the Compensation and Leadership Development Committee of the Board.

37. Defendant Eddy Hartenstein ("Hartenstein") has been a member of the Board since April 2016. Hartenstein is also a member of the Compensation and Leadership Development Committee of the Board.

38. Defendant Kenneth A. Goldman has been the Chief Financial Officer of Yahoo and signed many of the false and misleading SEC filings which failed to disclose data breaches at Yahoo and which also falsely stated that Yahoo had effective internal controls in place regarding privacy, user data, and data breach security measures.

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39. Defendant Richard Hill ("Hill") has been a member of the Board since April 2016. Hill is also a member of the Nominating and Corporate Governance Committee of the Board.

40. Defendant Thomas McInerney ("McInerney") has been a member of the Board since April 2012. McInerney is also a member of the Audit and Finance Committee of the Board and has been a member of the AFC since joining the Board in April 2012.

41. Defendant Susan M. James ("James") was a member of Yahoo's Board from January 2010 until June 30, 2016. James signed several of the SEC filings which failed to disclose the 2014 data breach, including Yahoo's 2015 Annual Report. James served as Chair of Yahoo's Audit and Finance Committee until her resignation from the Board. James joined Ernst & Young LLP, a global accounting services firm, in 1975, serving as a partner from 1987 until her retirement in June 2006, and as a consultant from June 2006 to December 2009. During her tenure with Ernst & Young, she was the lead partner or partner-in-charge of audit work for a number of significant technology companies, including Intel Corporation, Sun Microsystems, Inc., Amazon.com, Inc., Autodesk, Inc., and Hewlett-Packard Company.

42. Defendant H. Lee Scott, Jr. ("Scott") was a member of Yahoo's Board from June 2014 until June 30, 2016. Scott signed several of the SEC filings which failed to disclose the 2014 data breach, including Yahoo's 2015 Annual Report.

43. Defendant Jane E. Shaw ("Shaw") has been a member of the Board since June 2014. Shaw is also the Chair of the Compensation and Leadership Development Committee, and a member of the Nominating and Corporate Governance Committee of the Board.

44. Defendant Jeffrey Smith ("Smith") has been a member of the Board since April 2016. Smith is also a member of the Compensation and Leadership Development Committee of the Board.

45. Collectively, Defendants Mayer, Filo, Brandt, Webb, Braham, Friedman, Hartenstein, Hill, McInerney, Shaw, Scott, James, Bell, Goldman, and Smith are referred to herein as the "Individual Defendants." All such defendants except Bell and Goldman are also referred to as the "Director Defendants."

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IV.   SUBSTANTIVE ALLEGATIONS

A.   YAHOO COLLECTS MASSIVE PERSONAL INFORMATION FROM USERS AND PROMISES TO SAFEGUARD SUCH INFORMATION

46.   A publicly-traded company with billions of dollars in market capitalization, Yahoo maintains Internet websites for searches, email, shopping, and news. According to its 2015 annual report to shareholders, "Yahoo is focused on informing, connecting, and entertaining [its] users with [its] search (Yahoo Search), communications (including Yahoo Mail and Yahoo Messenger), and digital content products (including Tumblr), and [Yahoo's] 4 core verticals: Yahoo News, Yahoo Sports, Yahoo Finance, and Yahoo Life Style."[2]

47.   With over a billion visitors to its websites every month, Yahoo has collected confidential, personal information from hundreds of millions of Internet users. For example, for each new user who signs up for an email account on Yahoo.com, Yahoo requires that the new user provide first and last names, date of birth, telephone number, and account name and password. Yahoo also asks new users to identify their gender and to provide alternative email addresses for "account recovery" purposes.   In addition, Yahoo collects massive amounts of personal information regarding its users' transactions. According to Yahoo's own Privacy Policy:

> **Information Collection & Use**
>
> **General**
>
> Yahoo collects personal information when you register with Yahoo, when you use Yahoo products or services, when you visit Yahoo pages or the pages of certain Yahoo partners, and when you enter promotions or sweepstakes. Yahoo may combine information about you that we have with information we obtain from business partners or other companies.
>
> *When you register we ask for information such as your name, email address, birth date, gender, ZIP code, occupation, industry, and personal interests. For some financial products and services we might also ask for your address, Social Security number, and information about your assets*. When you register with Yahoo and sign in to our services, you are not anonymous to us.
>
> *Yahoo collects information about your transactions with us and with some of our business partners, including information about your use of financial products and services that we offer*.

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[2] YAHOO! 2015 ANNUAL REPORT, Feb. 16, 2016, *available at* http://files.shareholder.com/downloads/YHOO/2958064783x0x893458/96E76DB6-C10F-4514-AAB0-24BFC488B422/yahoo_ar15_annual_report.pdf (last visited Mar. 3, 2017).

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> *Yahoo analyzes and stores all communications content, including email content from incoming and outgoing email.*
>
> *Yahoo automatically receives and records information from your computer and browser, including your IP address, Yahoo cookie information, software and hardware attributes, and the page you request.*

48.   As detailed below, Yahoo's Board has long-recognized that a failure by the Company to sufficiently protect its customers' information could be devastating to its business, and that the trust that customers placed in Yahoo could disappear if the Company failed to timely disclose and contain a theft of user data.

B.   YAHOO'S BOARD WAS AWARE OF THE DUTY TO NOTIFY ITS CUSTOMERS AND LAW ENFORCEMENT UPON BECOMING AWARE OF A DATA BREACH

49.   The Board at all times understood that a data security breach could erode customer trust in Yahoo. According to the Company's Form 10-K, filed on February 29, 2016, the Company recognizes that "[i]f our security measures are breached, our products and services may be perceived as not being secure, users and customers may curtail or stop using our products and services, and we may incur significant legal and financial exposure."

50.   In order to earn and maintain the trust of its hundreds of millions of customers, Yahoo guarantees its users that it will take certain specific steps to protect their private and personal information. Specifically, Yahoo promises its users on its website and in its Privacy Policy that Yahoo will (i) "take[] your privacy seriously;" (ii) "limit access to personal information about you to employees who we believe reasonably need to come into contact with that information to provide products or services to you in order to do their jobs;" and (iii) "have physical, electronic, and procedural safeguards that comply with federal regulations to protect personal information about you."

51.   Yahoo's Board and senior executives at all times recognized that securing the personal information of users and customers is critical to the Company's financial well-being. In its Form 10-K, filed on February 29, 2016, and signed by all then-current members of the Board, the Company repeatedly acknowledges the potential for harm resulting from data breaches: (i) "Security breaches expose us to risk of loss of [users' and customers' personal and proprietary]

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information, litigation, remediation costs, increased costs for security measures, loss of revenue, damage to our reputation, and potential liability;" (ii) "Security breaches or unauthorized access have resulted in and may in the future result in a combination of significant legal and financial exposure, increased remediation and other costs, damage to our reputation, and a loss of confidence in the security of our products, services and networks, that could have an adverse effect on our business;" and (iii) "If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and we could lose users and customers."

52.   Given the gravity of harm to users and customers resulting from security breaches, forty-seven states, the District of Columbia, Puerto Rico, Guam, and the Virgin Islands have all enacted Unfair, Deceptive or Abusive Acts and Practice ("UDAAP") and similar consumer protection laws that impose affirmative obligations on companies to timely inform customers in the event of a security breach in order to provide those customers with an opportunity to mitigate any harm resulting from the intrusion. This is especially true where, as here, the company has made affirmative promises to do so in agreements with consumers. Because Yahoo operates in every single one of these states and territories, the Board is well aware of the obligations imposed by these UDAAP and similar consumer protection laws, as well as the adverse consequences the Company would face if it failed to comply with them.

53.   Indeed, the Company's Form 10-K, signed by a majority of the Board, states that "[m]any states have passed laws requiring notification to users where there is a security breach for personal data, such as California's Information Practices Act." State consumer protection, data security, and reporting laws impose damages on companies for failing to notify users of a security breach. Statutory damages for violations of these state law provisions are significant – at least $1,000 per violation. If a court determines that the failure to notify was willful and deliberate, many of these statutes permit a court to award plaintiffs punitive or treble damages.

54.   Since 2013, every one of the Company's quarterly filings and annual filings contains nearly the exact same language. Given the Company's failure to disclose the Siberia Intrusion (as discussed below), and the inclusion of the aforementioned language in the Company's

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public filings, the following public filings are misleading: (a) Quarterly Report on Form 10-Q announcing the Company's financial and operating results for the quarter ended March 31, 2014; (b) Quarterly Report on Form 10-Q announcing the Company's financial and operating results for the quarter ended June 30, 2014; (c) Quarterly Report on Form 10-Q announcing the Company's financial and operating results for the quarter ended September 30, 2014; (d) Annual Report on Form 10-K announcing the Company's financial and operating results for the quarter and year ended December 31, 2014, which was signed by defendants Mayer, Goldman, Webb, Filo, James, McInerney, Scott, and Shaw; (e) Quarterly Report on Form 10-Q announcing the Company's financial and operating results for the quarter ended March 31, 2015 (signed by Mayer and Goldman); (f) Quarterly Report on Form 10-Q announcing the Company's financial and operating results for the quarter ended June 30, 2015 (signed by Mayer and Goldman); (g) Quarterly Report on Form 10-Q announcing the Company's financial and operating results for the quarter ended September 30, 2015 (signed by Mayer and Goldman); (h) Annual Report on Form 10-K announcing the Company's financial and operating results for the quarter and year ended December 31, 2015, signed by defendants Mayer, Goldman, Webb, Filo, McInerney, Scott, James and Shaw; (i) Quarterly Report on Form 10-Q announcing the Company's financial and operating results for the quarter ended March 31, 2016; and (j) Quarterly Report on Form 10-Q announcing the Company's financial and operating results for the quarter ended June 30, 2016.

55.   Consequently, as the Board well understood, failure to take affirmative steps to inform users or customers of a security breach, and particularly, active concealment of a security breach, will very likely result in significant legal liability, erosion of user trust, and resulting harm to the Company's good will and reputation.

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59.   The AFC's Charter states that it is responsible for briefing the Board on important matters: "The Committee shall regularly report to the Board on Committee findings, recommendations, or other matters the Committee deems appropriate or the Board requests. In connection therewith, the Committee should review with the Board any issues that arise with respect to . . . the Company's compliance with legal or regulatory requirements."

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62.   According to a September 28, 2016 article from The New York Times, "Yahoo's computer systems and customer email accounts were penetrated by Chinese military hackers" in 2010.[3] Although the 2010 data breach also occurred at Google, Inc. ("Google") and a number of other technology companies, the responses from those companies to the data breach were substantially different from Yahoo's response. For example, Yahoo never publicly admitted that it had been hacked. In contrast, Google's response was public and swift. In fact, Google's co-founder publicly announced that he regarded the attack on Google's systems as "a personal affront" and

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[3] Nicole Perlroth & Vindu Goel, *Defending Against Hackers Took a Back Seat at Yahoo, Insiders Say*, N.Y. TIMES, Sept. 28, 2016, *available at* http://www.nytimes. com/2016/09/29/technology/yahoo-data-breach-hacking.html (last visited Mar. 4, 2017).

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responded by making security a top corporate priority. As a result, Google hired hundreds of security engineers with six-figure signing bonuses, invested hundreds of millions of dollars in security infrastructure and adopted a new internal motto, "Never Again," to signal that it would never again allow anyone — be they spies or criminals — to hack into Google customers' accounts.

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**D.   THE COMPANY EXPERIENCES THE LARGEST HACK OF A SINGLE
WEBSITE IN HISTORY – THE SIBERIA INTRUSION**

70.   On September 8, 2014, Russian hackers infiltrated Yahoo's internal database as part of a concerted effort to gain access to sensitive personal account information of Yahoo users.

Ultimately, the Russian hackers were successful in stealing Yahoo user information associated with at least 500 million accounts. This catastrophic hacking incident, internally labelled as the "Siberia Intrusion," represents the largest data breach for a single website in history.

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100. According to the AFC's charter, "[t]he Committee shall regularly report to the Board on Committee findings, recommendations, or other matters the Committee deems appropriate or the Board requests. In connection therewith, the Committee should review with the Board any issues that arise with respect to . . . the Company's compliance with legal or regulatory requirements[.]"

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Thus, all information presented to the AFC is presumed to have subsequently been conveyed to the entire Board.

101.   Yahoo's Corporate Governance Guidelines further provide that the Board is "responsible for overseeing major risks facing the Company as well as the Company's program to prevent and detect violations of law, regulation, and Company policies and procedures." Consistent with these responsibilities, ███

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[5] In its Form 10-K, filed on March 1, 2017, the Company admits that "significant additional security measures were implemented in response to" "the 2014 compromise of user accounts, as well as incidents by the same attacker involving cookie forging in 2015 and 2016."

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112.   Despite knowledge of the Siberia Intrusion and how massive and serious it was, the Board remained passive and did not notify Yahoo users or stockholders of the breach or steps they could take to lessen its impact. As discussed in the next section, the Board knew it had an obligation to disclose the existence of a security breach to affected Yahoo users, but chose not to do so for improper reasons.

113.   As stated above, under consumer fraud and data reporting statutes, a court is permitted to award treble or punitive damages in the event of a willful or knowing violation.

Verified Consolidated Shareholder Class Action and Derivative Complaint

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119. ██

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██████████████████████████████████████ In fact, recent class actions filed by users against Yahoo seek recovery of treble and/or punitive damages. Thus, the Board's actions in concealing the Siberia Intrusion have resulted in significantly greater harm to the Company than the hack itself.

120. Yahoo management and the Board chose to intentionally suppress the Siberia Intrusion in pursuit of profits (or a sale of the Company) over compliance with the law. As discussed in the next section, the Board and management both had a strong motive to conceal the Siberia Intrusion.

H. YAHOO FACES INTENSE PRESSURE TO SELL THE COMPANY'S OPERATING BUSINESS

121. The Board and management had a strong incentive to suppress the Siberia Intrusion to effectuate a sale of the Company and avoid further scrutiny from Yahoo stockholders. As noted in a July 2016 New York Times article, under Mayer's leadership, Yahoo's core operating business had become a "flailing brand." Yahoo therefore faced intense pressure to sell the operating business.

122. Mayer, in particular, faced enormous pressure to sell Yahoo's operating business because, despite being lavishly compensated, she had utterly failed to improve that business's fortunes.

123. When Mayer joined Yahoo as Chief Executive Officer in July 2012, the Company gave Mayer a $30 million signing bonus and $14 million to make whole the Google bonuses she was foregoing at the time. With her high pay came soaring expectations to turn around the struggling company.

124. But Mayer failed at virtually every turn. Less than a year into her stint as CEO, Mayer came under repeated attack for failing to turn around Yahoo's business. As early as March 2013, the market had concluded that Mayer was not equipped to run or oversee Yahoo's position. For instance, a March 1, 2013 Forbes article blamed "the lack of strategy, innovation and growth at Yahoo" squarely on "leadership."

Verified Consolidated Shareholder Class Action and Derivative Complaint

125.   Mayer's tenure was plagued with high-profile executive departures. Most notably, she oversaw the disastrous hire of former Google employee Henrique De Castro, who received $108 million for 15 months of work.

126.   Mayer also caused the Company to spend billions of dollars on underperforming acquisitions. For instance, in 2014, Yahoo agreed to pay $1.1 billion to purchase Tumblr to revitalize the Company by co-opting a web property with strong visitor traffic but little revenue. This extravagant bet never panned out, and Tumblr never became a viable social media competitor. Since the acquisition, Yahoo has written down half of Tumblr's acquisition price.

127.   By 2015, repeated criticism turned into calls for Mayer's resignation. On October 21, 2015, The Street published an opinion piece entitled, "Why Yahoo CEO Marissa Mayer Must Go." The Street stated its conclusion bluntly: "After 40 months of ineffectual leadership, it's time for Yahoo . . . CEO Marissa Mayer to go."

128.   Struggling to achieve any return on investment, public stockholders began to pressure Mayer and the Board to sell Yahoo's core business. Following a proxy contest waged by Starboard in order to push a sale of Yahoo's core assets, the Board was forced to place five new directors on the Board — Smith, Brandt, Braham, Friedman, and Hartenstein. These directors had one goal: ensure the sale of Yahoo's core business. This created a strong incentive to continue concealing the Siberia Intrusion. In February 2016, the Board and management finally succumbed to internal and external pressure. In a February 2, 2016 press release, Mayer announced the Company would initiate a bidding process for its core business.

129.   Finally, on July 25, 2016, Yahoo announced that Verizon had emerged victorious from the bidding process and would purchase Yahoo's core operating business for $4.8 billion. Yahoo billed the asset sale as a significant victory for the Company. In a press release, Mayer stated, "The sale of our operating business, which effectively separates our Asian asset equity stakes, is an important step in our plan to unlock shareholder value for Yahoo. This transaction also sets up a great opportunity for Yahoo to build further distribution and accelerate our work in mobile, video, native advertising and social."

Verified Consolidated Shareholder Class Action and Derivative Complaint

I.   THE YAHOO BOARD CONCEALS THE SIBERIA INTRUSION IN CONNECTION WITH THE VERIZON TRANSACTION

130.   After concealing the Siberia Intrusion from Yahoo users and stockholders in 2014, 2015, and 2016, the Board and management continued to withhold this information to achieve the goal of selling the Company. Specifically, in July 2016, facing intense pressure from stockholders, and desperate to consummate the Verizon Transaction, the Board and Mayer made affirmative misrepresentations to Verizon that were known by them to be false at the time they were made.

131.   As detailed in the Proxy, the Board was actively involved in overseeing the Verizon Transaction, including overseeing negotiations between Yahoo and Verizon. Among other things, the Board oversaw the extensive drafting and "mark-up" process for the relevant transaction agreements, and ultimately approved the agreements, including a Stock Purchase Agreement ("SPA").

133.   The relevant provision in the SPA is Article II, Clause (p), which provides as follows:

> (p) To the Knowledge of Seller, there have not been any incidents of, or third party claims alleging, (i) Security Breaches, unauthorized access or unauthorized use of any of Seller's or the Business Subsidiaries' information technology systems or (ii) loss, theft, unauthorized access or acquisition, modification, disclosure, corruption, or other misuse of any Personal Data in Seller's or the Business Subsidiaries' possession, or other confidential data owned by Seller or the Business Subsidiaries (or provided to Seller or the Business Subsidiaries by their customers) in Seller's or the Business Subsidiaries' possession, in each case (i) and (ii) that could reasonably be expected to have a Business Material Adverse Effect. Neither Seller nor the Business Subsidiaries have notified in writing, or to the Knowledge of Seller, been required by applicable Law or a Governmental Authority to notify in writing, any Person of any Security Breach.

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Verified Consolidated Shareholder Class Action and Derivative Complaint

135.   Moreover, the transaction agreements (specifically, the Reorganization Agreement) provided that Verizon would assume all liability arising from the core business Yahoo was selling to it, including liabilities "arising from or related to any period prior to" closing of the Verizon Transaction.

136.   ██ ██ ██ ██ ████████████████████████████████ This bad-faith attempt to conceal the Siberia Intrusion put Yahoo in the precarious position of having to renegotiate the Verizon Transaction while being in breach of the SPA.

J.   VERIZON PUBLICLY RAISES CONCERNS ABOUT A POTENTIAL HACK OF YAHOO'S SYSTEMS AND THE BOARD STALLS TO CONSIDER HOW TO PROTECT THEMSELVES

137.   In late July 2016, Verizon discovered evidence on what is called the "dark web" – an encrypted network of servers often used by hackers — that Yahoo's security may have been breached and user data stolen. Shortly thereafter, Verizon privately raised with Company management concerns that Yahoo user data had been compromised.

138.   By early August 2016, rumors had begun to swirl in the marketplace that Yahoo had been the subject of a massive email breach. The Company was thus forced to finally disclose the truth to its users, as it should have done in February 2015 at the latest.

139.   Even at this point, however, the Company delayed disclosing the Siberia Intrusion until September 22, 2016 in order to minimize the impact of the adverse news on the Company's third quarter results. As Benning & Scattergood analysts noted in an October 18, 2016 report, "Rumors of the email breach surfaced in early August, but the Company did not confirm it until the end of September, which likely mitigated any impact on 3Q16 results."

Verified Consolidated Shareholder Class Action and Derivative Complaint

140.   As rumors of a massive breach began to go public, █████████████████████

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157. On September 22, 2016, Yahoo issued a press release providing important information to users regarding the theft of certain user account information from the Company's network in 2014, which was filed as an exhibit to the Company's Form 8-K (the "September 22, 2016 Press Release").

158. The September 22, 2016 Press Release states, in part:

> *A recent investigation by Yahoo! Inc.* (NASDAQ: YHOO) *has confirmed* that a copy of certain user account information was stolen from the [C]ompany's network in late 2014 by what it believes is a state-sponsored actor. The account information *may have* included names, email addresses, telephone numbers, dates of birth, hashed passwords (the vast majority with bcrypt) and, in some cases, encrypted and unencrypted security questions and answers.[12]

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[12] When the Final Proxy was issued on April 24, 2017, the Company decided not to incorporate the September 22, 2016 Form 8-K by reference. Instead, the Proxy disclosed the exact same language as the Form 8-K, but omitted the bolded and italicized language found in this paragraph. This is because the Company knew that, at a minimum, the statements made were misleading. Despite

Verified Consolidated Shareholder Class Action and Derivative Complaint

[REDACTED]

these statements being misleading, the Company has failed to issue a correction to the September 22, 2016 Form 8-K. This is because the Board continues to conceal the truth relating to the Company's investigation into the Siberia Intrusion.

[13] The Board did not disclose this fact until November 2016. The Board deliberately withheld this information from the public in order to avoid inundating the public with numerous reports of hacking incidents all at once, which would have put them on notice that the Company had utterly failed to protect Yahoo's user information and accounts. The failure to disclose this material fact was done in bad faith as a way to conceal the full extent of the damage.

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The Company admitted Bell's conflict when it asked him to "resign" in February 2017, causing Bell

to lose out on tens of millions of dollars of compensation (the Preliminary Proxy stated that Bell

Verified Consolidated Shareholder Class Action and Derivative Complaint

stood to receive an estimated $12,390,234 in golden parachute payments; because of his firing/resignation, Bell will not receive any of such payments). Because Yahoo has now acknowledged that Bell had contemporaneous knowledge of the 2014 data breach and failed to disclose the breach to users or law enforcement, as required by applicable law, Bell had an obvious conflict of interest in taking part in the investigation because he had a vested interest to cover up his knowledge and that of others with whom he was working at the time.

Verified Consolidated Shareholder Class Action and Derivative Complaint

[REDACTED]

175.   Following the initial forensic examination, however, the Company discovered a second hacking incident from 2013. On December 14, 2016, the Company disclosed that it believed an authorized third party stole data associated with more than one billion user accounts in August 2013.   For the affected accounts, the Company disclosed that the hackers stole names, email addresses, telephone numbers, dates of birth, hashed passwords and, in some cases, encrypted and unencrypted security questions and answers.

176.   While this significant hacking incident exposed the Company to additional liability, Verizon had already explained to the Company that the Siberia Intrusion alone constituted a breach of the Purchase Agreement. Therefore, while the Board is ultimately responsible for the damages flowing from this incident, due to their prolonged failure to improve the Company's data security infrastructure, it represents a separate and distinct injury that does not constitute an intervening cause of the damages flowing from the renegotiation with Verizon.

N.   **THE BOARD ISSUES A FALSE ANNUAL REPORT DISCLOSING THE ERRONEOUS FINDINGS OF THE SHAM INVESTIGATION**

177.   On March 1, 2017, the Board issued its annual report for the year ending December 31, 2016 (the "2016 Form 10-K"). The 2016 Form 10-K disclosed the Independent Committee's findings and conclusions of its investigation into "the scope of knowledge within the Company in 2014 of access to Yahoo's network by the state-sponsored actor responsible for the theft and related incidents, the Company's internal and external reporting processes and remediation efforts related to the 2014 Security Incident and related incidents."

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178. As an initial matter, the Independent Committee acted in bad faith by restricting its investigation into the scope of knowledge within the Company of access to Yahoo's network by the Russian hackers solely to *2014*. ███████████████

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[18] Defining "Severance" as "the involuntary termination of an Eligible Employee's employment by the Company or any subsidiary thereof, ***other than for Cause***, death or Disability." *See also id*. at §§ 2.3, 2.5 (requiring incurrence of Severance before entitlement to annual salary for 24 months,

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P. VERIZON USES YAHOO'S OFFICERS AND DIRECTORS' BREACHES OF FIDUCIARY DUTY TO GAIN AN ADVANTAGE IN THE BARGAINING NEGOTIATIONS

205. During the Independent Committee's investigation, Verizon and Yahoo held numerous meetings to discuss the data breaches. Throughout these discussions, Verizon stated that the Siberia Intrusion alone constituted a Material Adverse Event ("MAE") under the Purchase Agreement. This provided Verizon a legal right under the Stock Purchase Agreement to back out of the deal.

206. Although the disclosures in the 2016 Annual Report were materially false and misleading, the findings of the investigation provided Verizon enough leverage to extract substantial concessions from Yahoo.

207. Verizon was also told by Yahoo prior to amendment of the Purchase Agreement that certain senior executives of Yahoo did not properly comprehend or investigate, and therefore failed to act sufficiently upon, the full extent of knowledge known internally by the Company's information security team. Verizon was also told that Yahoo's Independent Committee had decided to fire Defendant Bell and strip Defendant Mayer of her 2016 bonus and 2017 stock equity award based on their involvement in and response to the data breaches.

reimbursement for outplacement services, continued group health and dental plan, and accelerated stock options, RSU awards, and any other equity-based awards previously granted by Yahoo).

Verified Consolidated Shareholder Class Action and Derivative Complaint

208. Verizon also had full access to all of Yahoo's books, records, and information, since the Purchase Agreement explicitly obligated Yahoo to provide Verizon full access to all such information from the date of the execution of the Purchase Agreement on July 23, 2016 to the closing of the transaction. Section 4.03 of the Purchase Agreement states: "From the date hereof until the Closing (or until the earlier termination of this Agreement in accordance with Section 6.01), upon reasonable notice, Seller shall, as promptly as reasonably practicable: (i) afford Purchaser and its Representatives reasonable access to the personnel, properties and Books and Records of the Business." Verizon thus had full access to Yahoo's ongoing information and data regarding Yahoo's investigation into the data breaches. Indeed, as demonstrated below, it could not have agreed to amend the Purchase Agreement and pick a specific number for the reduction in the purchase price ($350 million) without performing a full, complete, and extensive analysis of the data breach, the liabilities expected to be incurred from such breach, and all related matters prior to agreeing to amend the Purchase Agreement.

209. In fact, when Verizon signed the Amended Purchase Agreement with Yahoo, it did not disclaim knowledge of the breaches of fiduciary duty committed by the Individual Defendants, but instead only professed "uncertainty" regarding the breach of candor committed by such executives at the time of the signing of the original purchase agreement. For example, the settlement agreement which is attached as an exhibit to the Amended Purchase Agreement states "Purchaser hereby expressly acknowledges present uncertainty about the facts concerning the Knowledge of Seller and the knowledge of any of Seller's directors, officers, employees or independent contractors, or any recklessness or negligence by Seller or any of its directors, officers, employees or independent contractors with respect to the existence of Data Breaches at the time of the signing of the Purchase Agreement. . ." *See* Amended Purchase Agreement, Ex. 10.1, at Section 2(c). Explicitly expressing "uncertainty" implies at a minimum some knowledge, and obviously Verizon had enough information in its possession about the lack of candor of Yahoo's executives at the time the original purchase agreement was signed to exact a $350 million reduction in the purchase price.

210. Moreover, upon information and belief, Verizon was fully advised of and approved the decisions regarding Mayer's forfeiture of her 2016 bonus and the firing of Bell. The Purchase

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Agreement itself contains customary and broad-ranging restrictions on what action Yahoo can take with respect to its operations pending completion of the transaction. Thus, pursuant to Section 4.01 of the Purchase Agreement, Yahoo has been restrained since July 23, 2016 from taking a broad range of actions without the prior consent of Verizon. While firing an employee is not necessarily one of those actions, hiring a replacement employee whose salary exceeds $225,000 per year is specifically prohibited. Because Bell earned more than $225,000 per year (his salary was $600,000 in 2015), Yahoo could not hire a replacement for Bell without Verizon's consent. Thus, it is likely that Yahoo had to fully inform Verizon about the decision to fire Bell and obtain Verizon's consent to such action before taking it.

211. Verizon thereafter proceeded to use such knowledge of the breaches of fiduciary duties which had been committed by Yahoo's officers and directors to gain a bargaining advantage in its negotiations with Yahoo. On February 20, 2017, Yahoo and Verizon entered into an Amendment to Stock Purchase Agreement amending the Original Stock Purchase Agreement (the "SPA Amendment" and, together with the Original Stock Purchase Agreement, the "Amended Stock Purchase Agreement"), and, concurrently with the execution of the SPA Amendment, Yahoo and Yahoo Holdings entered into an Amendment to Reorganization Agreement amending the Original Reorganization Agreement (the "RA Amendment"). Additionally, concurrently with the execution of the SPA Amendment and the RA Amendment, Yahoo, Yahoo Holdings, and Verizon entered into a Settlement and Release Agreement (the "Settlement and Release Agreement").

212. The SPA Amendment, among other things, (i) reduced the consideration to be paid by Verizon to Yahoo in connection with the Sale by $350,000,000 to $4,475,800,000, (ii) provided that certain data security incidents to which Yahoo has been subject will be disregarded for purposes of determining whether certain closing conditions have been satisfied and in determining whether a "Business Material Adverse Effect" has occurred, and (iii) provided that the date after which each of Yahoo and Verizon may terminate the Amended Stock Purchase Agreement if the Closing (as defined in the Amended Stock Purchase Agreement) has not occurred has been extended to July 24, 2017.

213. The RA Amendment provides, among other things, that Yahoo and Verizon will each

Verified Consolidated Shareholder Class Action and Derivative Complaint

be responsible for 50 percent of certain post-closing cash liabilities related to certain data security incidents and other data breaches incurred by the Company.

214. Under the terms of the Settlement and Release Agreement, among other things, Verizon released certain claims, subject to certain exceptions, it (and its affiliates and representatives) may have against the Company (or its affiliates and representatives) relating to certain data security incidents and other data breaches incurred by the Company.

215. Upon completion of the sale, Verizon will also receive for its benefit and that of its current and certain of its future affiliates, a non-exclusive, worldwide, perpetual, royalty-free license to certain intellectual property not core to the operating business held by Excalibur IP, LLC, a wholly-owned subsidiary of the Company ("Excalibur"), that is not being transferred to Yahoo Holdings with the operating business.

216. Thus, in agreeing to amend the Purchase Agreement, Verizon carved the data breaches out of the definition of the MAE, released Yahoo and its executives from liability relating to the data breaches, and in exchange procured substantial benefits for itself including but not limited to a reduction of $350 million in the purchase price, forcing Yahoo to assume 50% of the liabilities relating to the data breach, and forcing Yahoo to assume 100% of the liabilities relating to shareholder lawsuits related to the data breaches.

217. Having received what it wanted, Verizon gave Yahoo's executives officers what they wanted: (1) a full release from Verizon for their conduct; and (2) a guarantee that they would receive their full golden parachute payments and other change of control payments which were called for in the original Purchase Agreement. None of those payments were reduced in any way in the Amended Purchase Agreement, notwithstanding the finding by Yahoo's Independent Committee that "certain senior executives of Yahoo did not properly comprehend or investigate, and therefore failed to act sufficiently upon, the full extent of knowledge known internally by the Company's information security team" relating to the data breaches. Because of their liability for the damages caused to Yahoo and its shareholders by the data breaches, Yahoo's executives should not be entitled to receive their golden parachutes and other change of control agreements, or if the payments are made, should be forced to disgorge such payments.

Verified Consolidated Shareholder Class Action and Derivative Complaint

218.   Yahoo's data breach has long-lasting, potentially devastating consequences to its users. In addition to compromising existing accounts, the stolen personal information can be used to open new financial accounts, incur charges, originate loans, and initiate other unauthorized activities in the names of class members. The personal information can also be used to harm Yahoo users through blackmail or harassment.

219.   As reported in a study conducted by the President's Identity Theft Task Force in April 2007, headed by the Attorney General of the United States and the Chairman of the Federal Trade Commission, massive data breaches, such as the one announced by Yahoo, are costly to users both financially and emotionally:

> In addition to the losses that result when identity thieves fraudulently open accounts or misuse existing accounts, … individual victims often suffer indirect financial costs, including the costs incurred in both civil litigation initiated by creditors and in overcoming the many obstacles they face in obtaining or retaining credit. Victims of nonfinancial identity theft, for example, health-related or criminal record fraud, face other types of harm and frustration.
>
> *In addition to out-of-pocket expenses that can reach thousands of dollars for the victims of new account identity theft, and the emotional toll identity theft can take, some victims have to spend what can be a considerable amount of time to repair the damage caused by the identity thieves*. Victims of new account identity theft, for example, must correct fraudulent information in their credit reports and monitor their reports for future inaccuracies, close existing bank accounts and open new ones, and dispute charges with individual creditors.

220.   In addition to the massive scale, Yahoo's data breach is particularly egregious due to the two-year delay in discovery and disclosure. Indeed, six United States Senators — the Honorable Patrick Leahy (of Vermont), the Honorable Al Franken (of Minnesota), the Honorable Elizabeth Warren (of Massachusetts), the Honorable Richard Blumenthal (of Connecticut), the Honorable Ron Wyden (of Oregon), and the Honorable Edward J. Markey (of Massachusetts) — sent a letter to Mayer, Yahoo's CEO, on September 27, 2016, expressing outrage with regard to Yahoo's delays:

> *We are even more disturbed that user information was first compromised in 2014, yet the company only announced the breach last week*. That means millions of Americans' data may have been compromised *for two years*. *This is unacceptable*. This breach is the latest in a series of data breaches that have impacted the privacy of millions of American consumers in recent years, but it is by far the largest. Consumers put their trust in companies when they share personal and sensitive information with them, and they expect all

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possible steps be taken to protect that information.

Q. CRIMINAL INDICTMENTS IMPLICATE YAHOO IN RUSSIA'S ATTEMPTS TO INFLUENCE POLITICIANS AND FOREIGN ELECTIONS

221.   On March 15, 2017, the U.S. Department of Justice announced a forty-seven count criminal indictment against four individuals related to the 2014 Data Breach, including indictments of two Russian spies and two criminal hackers, marking the first U.S. criminal cyber charges ever against Russian government officials and the largest hacking case brought by the United States. The indictment was filed in the District Court of the Northern District of California. *See U.S. v. Dokuchaev et al.*, 17-CR-103 (N.D. Cal) (filed on Feb. 28, 2017) (the "Criminal Indictment").

222.   The indictment grew out of a nearly two-year investigation by the San Francisco office of the FBI with the aid of international law enforcement. Two agents of Russia's Federal Security Service, known as the F.S.B., were charged — Dmitry Aleksandrovich Dokuchaev, 33, a Russian national and resident, and his supervisor Igor Anatolyevich Sushchin, 43, a Russian national and resident. The other two defendants who were charged are Alexsey Alexseyevich Belan, 29, a Russian national and resident; and Karim Baratov, 22, a Canadian and Kazakh national and a resident of Canada.

223.   The Criminal Indictment confirms precisely what the Company knew since at least December 2014 – *i.e.*, that state-sponsored actors from Russia had hacked into Yahoo's network, stolen substantial amounts of Yahoo user information, and used that stolen information to gain unauthorized access to Yahoo user accounts.

224.   According to the Criminal Indictment, in 2014, the Criminal Defendants gained unauthorized access to user information for 500 million Yahoo user accounts – *i.e.*, the Siberian Intrusion. Specifically, the Criminal Defendants stole user information held in the Company's User Database ("UDB"), including account users' names; recovery email accounts and phone numbers; password verification questions and answers; and certain cryptographic security information associated with the account, i.e., the account's "nonce." The UDB is accessible by using the account management tool ("AMT"), a cryptographic key that deciphers the encrypted information in the UDB.

225.   Not only did the Criminal Defendants gain access to a wide array of Yahoo user

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information in the UDB, they also used their access to the AMT to maintain persistent unauthorized access to compromised accounts. By combining the UDB and access to the AMT, the Criminal Defendants were able to gain access to and search within Yahoo user accounts. Moreover, the Indictment alleges that the Criminal Defendants' conduct "was part of a larger intrusion into Yahoo's computer network, ***which continued to and including at least September 2016***. As part of this intrusion, malicious files and software tools were downloaded onto Yahoo's computer network, and used to gain and maintain further unauthorized access to Yahoo's network." (emphasis added). These facts undermine Yahoo's frequent statements, as part of the Defendants' attempted cover-up, that Yahoo had successfully eradicated the hackers from Yahoo's networks by early 2015 and that Defendants were allegedly unaware of the data exfiltration.

226. The Company admits that the information security team, senior executives, and legal staff, who reported directly to the Board and/or sat on the Board, knew that the Criminal Defendants had accessed to the Company's AMT as early as late 2014. In its most recent 2016 Form 10-K, the Company admits that "[i]n late 2014, senior executives and relevant legal staff were aware that a state-sponsored actor had accessed certain user accounts by exploiting the Company's account management tool."

227. Moreover, Yahoo has admitted that the information security team understood that the attacker had exfiltrated copies of the Company's user database backup files containing the personal data of Yahoo users.

228. The Criminal Indictment also alleges that the Criminal Defendants accessed Yahoo user account information and contents by both internally and externally minting authentication cookies. By minting cookies, the Criminal Defendants were able to make it appear to Yahoo's servers as if they had previously obtained valid access to the Yahoo's network or the associated Yahoo account, obviating the need to enter a username and password to gain access to the network or specific accounts.

229. With respect to the external minting of cookies, the Criminal Defendants used the "nonce" associated with individual Yahoo user accounts stored in the UDB, which was stolen in 2014. As the Criminal Indictment makes clear, however, the Criminal Defendants could have been

Verified Consolidated Shareholder Class Action and Derivative Complaint

deterred from doing so if Yahoo had notified users and had them change their passwords. This is because whenever a Yahoo user changed his or her password, the nonce associated with the account changed as well. Because the Company failed to notify users of the Siberia Intrusion, Yahoo users did not change their passwords, and thus the Criminal Defendants were able to utilize the nonce associated with user accounts for a period of two years.

230. The compromised accounts may have affected more than just email. Breaking into a Yahoo account would give the hackers access to users' activity on Flickr, Tumblr, fantasy sports and other Yahoo applications. *See* Ellen Nakashima, "Justice Department Charges Russian Spies and Criminal Hackers in Yahoo Intrusion," THE WASHINGTON POST, Mar. 15, 2017. In the 2014 hack, the FSB — Russia's Federal Security Service, and a successor to the KGB — sought the information for intelligence purposes, targeting journalists, dissidents and U.S. government officials, but allowed the criminal hackers to use the email cache for the officials' and the hackers' financial gain, through spamming and other operations.

V. SOME OF THE INDIVIDUAL DEFENDANTS ENGAGED IN UNLAWFUL INSIDER SELLING WHILE IN POSSESSION OF MATERIAL NON-PUBLIC INFORMATION ABOUT THE DATA BREACHES

231. While in possession of material non-public information about Yahoo, the Individual Defendants identified below engaged in unlawful insider selling as reflected in their SEC filings and reported disposition of shares below:

RONALD S. BELL

SALE DATE	*SHARES SOLD*	*PRICE PER SHARE*	*TOTAL SALE VALUE*
1/17/2014	5,750	$39.7448	$228,532.60
1/17/2014	5,750	$39.9485	$229,703.88
2/25/2014	1,879	$37.2600	$70,011.54
2/25/2014	2,254	$37.2600	$83,984.04
2/27/2014	9,884	$38.4700	$380,237.48
2/27/2014	1,879	$38.4700	$72,285.13
2/28/2014	19,085	$38.6700	$738,016.95
3/11/2014	13,500	$37.8776	$511,347.60
3/11/2014	13,500	$37.8739	$511,297.65

Verified Consolidated Shareholder Class Action and Derivative Complaint

3/17/2014	26,000	$39.1000	$1,016,600.00
3/28/2014	1,590	$35.9000	$57,081.00
4/28/2014	1,590	$33.9900	$54,044.10
5/28/2014	1,590	$34.7800	$55,300.20
6/28/2014	1,590	$34.2500	$54,457.50
7/28/2014	1,590	$35.9000	$57,081.00
8/28/2014	1,590	$38.3100	$60,912.90
9/28/2014	1,590	$40.6600	$64,649.40
10/28/2014	1,590	$45.8700	$72,933.30
11/28/2014	1,590	$51.7400	$82,266.60
12/28/2014	1,590	$50.8600	$80,867.40
1/28/2015	1,220	$46.4600	$56,681.20
2/25/2015	2,254	$44.4300	$100,145.22
2/27/2015	1,879	$44.2800	$83,202.12
2/27/2015	3,865	$44.2800	$171,142.20
2/28/2015	1,590	$44.2800	$70,405.20
3/6/2015	6,870	$43.4400	$298,432.80
3/6/2015	1,830	$43.4400	$79,495.20
3/27/2015	423	$45.1000	$19,077.30
3/28/2015	1,590	$45.1000	$71,709.00
4/6/2015	375	$43.6700	$16,376.25
4/27/2015	423	$44.3600	$18,764.28
4/28/2015	1,590	$44.3400	$70,500.60
5/6/2015	375	$41.6600	$15,622.50
5/27/2015	425	$43.3800	$18,436.50
5/28/2015	1,591	$43.0700	$68,524.37
6/6/2015	376	$42.8100	$16,096.56
6/27/2015	424	$40.0600	$16,985.44
6/28/2015	1,591	$40.0600	$63,735.46
7/6/2015	376	$38.6100	$14,517.36
7/27/2015	424	$37.8350	$16,042.04
7/28/2015	1,591	$37.7200	$60,012.52
8/6/2015	376	$36.4600	$13,708.96
8/27/2015	425	$33.6900	$14,318.25
8/28/2015	1,591	$33.1400	$52,725.74
9/6/2015	376	$31.5800	$11,874.08
9/27/2015	424	$29.1300	$12,351.12
9/28/2015	1,591	$27.6000	$43,911.60
10/6/2015	376	$30.9550	$11,639.08
10/27/2015	424	$34.3000	$14,543.20
10/28/2015	1,591	$35.1850	$55,979.34

Verified Consolidated Shareholder Class Action and Derivative Complaint

11/6/2015	375	$34.2000	$12,825.00
11/27/2015	425	$32.9400	$13,999.50
11/28/2015	1,591	$32.9400	$52,407.54
12/6/2015	376	$34.9100	$13,126.16
12/27/2015	424	$34.1100	$14,462.64
12/28/2015	1,591	$33.6000	$53,457.60
1/6/2016	315	$32.1600	$10,130.40
1/27/2016	356	$29.6900	$10,569.64
1/28/2016	1,167	$28.7500	$33,551.25
2/6/2016	266	$27.9700	$7,440.02
2/27/2016	1,880	$31.3700	$58,975.60
2/27/2016	306	$31.3700	$9,599.22
2/28/2016	1,146	$31.3700	$35,950.02
3/6/2016	271	$33.8600	$9,176.06
3/7/2016	1,925	$33.9600	$65,373.00
3/7/2016	513	$33.9600	$17,421.48
3/7/2016	454	$33.9600	$15,417.84
3/27/2016	306	$34.8600	$10,667.16
3/28/2016	1,146	$35.2300	$40,373.58
4/6/2016	271	$36.6600	$9,934.86
4/7/2016	1,153	$36.1700	$41,704.01
4/27/2016	306	$36.9500	$11,306.70
4/28/2016	1,146	$36.5900	$41,932.14
5/6/2016	271	$37.2300	$10,089.33
5/7/2016	1,203	$37.2300	$44,787.69
5/27/2016	425	$37.8200	$16,073.50
5/28/2016	1,591	$37.8200	$60,171.62
6/6/2016	376	$37.0700	$13,938.32
6/7/2016	1,601	$36.7300	$58,804.73
6/27/2016	424	$35.2200	$14,933.28
6/28/2016	1,591	$36.0400	$57,339.64
7/6/2016	376	$37.5100	$14,103.76
7/7/2016	1,601	$37.5200	$60,069.52
7/27/2016	424	$38.6600	$16,391.84
7/28/2016	1,591	$38.5200	$61,285.32
8/6/2016	376	$38.9900	$14,660.24
8/7/2016	1,601	$38.9900	$62,422.99
8/27/2016	425	$42.2700	$17,964.75
8/28/2016	1,591	$42.2700	$67,251.57
9/6/2016	376	$44.7100	$16,810.96
9/7/2016	1,601	$44.3500	$71,004.35
9/27/2016	424	$43.3700	$18,388.88

Verified Consolidated Shareholder Class Action and Derivative Complaint

9/28/2016	1,591	$43.6900	$69,510.79
10/6/2016	376	$43.6800	$16,423.68
10/7/2016	1,601	$43.2200	$69,195.22
10/27/2016	424	$41.8700	$17,752.88
10/28/2016	1,591	$41.7800	$66,471.98
11/6/2016	376	$40.2800	$15,145.28
11/7/2016	1,601	$41.0500	$65,721.05
11/27/2016	425	$40.8700	$17,369.75
11/28/2016	1,591	$41.4500	$65,946.95
12/6/2016	376	$39.9700	$15,028.72
12/7/2016	1,601	$40.5200	$64,872.52
12/27/2016	424	$38.9200	$16,502.08
12/28/2016	1,591	$38.7300	$61,619.43
1/6/2017	316	$41.2300	$13,028.68
1/7/2017	1,275	$41.2300	$52,568.25
1/27/2017	306	$44.4200	$13,592.52
1/28/2017	1,146	$44.4200	$50,905.32
2/6/2017	271	$44.4200	$12,037.82
2/7/2017	1,153	$44.3700	$51,158.61
2/27/2017	306	$45.7100	$13,987.26
2/28/2017	1,146	$45.6600	$52,326.36
TOTAL NUMBER OF SHARES	**208,701**	**TOTAL VALUE OF SHARES**	**$8,166,024.61**

MARISSA A. MAYER

SALE DATE	***SHARES SOLD***	***PRICE PER SHARE***	***TOTAL SALE VALUE***
2/7/2014	36,000	18.8700	$679,320.00
2/7/2014	36,000	36.8308	$1,325,908.80
2/21/2014	36,000	18.8700	$679,320.00
2/21/2014	36,000	37.3989	$1,346,340.40
2/27/2014	29,010	34.8600	$1,011,288.60
2/28/2014	50,387	38.6700	$1,948,465.29
3/4/2014	36,000	18.8700	$679,320.00
3/4/2014	36,000	39.5437	$1,423,573.20
3/17/2014	36,000	18.8700	$679,320.00
3/17/2014	36,000	38.8829	$1,399,784.40
4/1/2014	36,000	18.8700	$679,320.00
4/1/2014	36,000	36.3353	$1,308,070.80
4/15/2014	36,000	18.8700	$679,320.00
4/15/2014	36,000	33.6913	$1,212,886.80
4/28/2014	4,241	33.9900	$144,151.59

-64-

Verified Consolidated Shareholder Class Action and Derivative Complaint

4/30/2014	36,000	18.8700	$679,320.00
4/30/2014	36,000	35.8599	$1,290,956.40
5/15/2014	36,000	18.8700	$679,320.00
5/15/2014	36,000	33.7879	$1,216,364.40
5/17/2014	8,256	33.4100	$275,832.96
5/28/2014	4,241	34.7800	$147,501.98
5/30/2014	36,000	18.8700	$679,320.00
5/30/2014	36,000	34.5592	$1,244,131.20
6/10/2014	36,000	18.8700	$679,320.00
6/10/2014	36,000	36.0406	$1,297,461.60
6/17/2014	8,256	34.4300	$284,254.08
6/26/2014	36,000	18.8700	$679,320.00
6/26/2014	36,000	33.5978	$1,209,520.80
6/28/2014	4,241	34.2500	$145,254.25
7/10/2014	36,000	18.8700	$679,320.00
7/10/2014	36,000	34.8575	$1,254,870.00
7/17/2014	8,256	33.2100	$274,181.76
7/23/2014	36,000	18.8700	$679,320.00
7/23/2014	36,000	33.8102	$1,217,167.20
7/26/2014	66,050	36.1200	$2,385,726.00
7/26/2014	99,075	36.1200	$3,578,589.00
7/28/2014	7,241	35.9000	$259,951.90
8/5/2014	9,229	18.8700	$174,151.23
8/5/2014	26,771	18.8700	$505,168.77
8/5/2014	36,000	36.1036	$1,299,729.60
8/17/2014	8,256	36.4700	$301,096.32
8/18/2014	36,000	18.8700	$679,320.00
8/18/2014	36,000	37.5086	$1,350,309.60
8/28/2014	4,241	38.3100	$162,472.71
9/5/2014	36,000	18.8700	$679,320.00
9/5/2014	36,000	39.3710	$1,417,356.00
9/15/2014	36,000	18.8700	$679,320.00
9/15/2014	36,000	42.4386	$1,527,789.60
9/17/2014	8,256	42.5900	$351,623.04
9/28/2014	4,241	40.6600	$172,439.06
10/2/2014	36,000	18.8700	$679,320.00
10/2/2014	36,000	39.9960	$1,439,856.00
10/16/2014	36,000	18.8700	$679,320.00
10/16/2014	36,000	37.7738	$1,359,856.80
10/17/2014	8,255	38.4500	$317,404.75
10/28/2014	4,241	45.8700	$194,534.67
10/31/2014	36,000	18.8700	$679,320.00

Verified Consolidated Shareholder Class Action and Derivative Complaint

10/31/2014	36,000	45.8899	$1,652,036.40
11/12/2014	36,000	18.8700	$679,320.00
11/12/2014	36,000	50.5483	$1,819,738.80
11/17/2014	8,255	52.3700	$432,314.35
11/25/2014	36,000	18.8700	$679,320.00
11/25/2014	36,000	51.7935	$1,864,566.00
11/28/2014	4,241	51.7400	$219,429.34
12/8/2014	36,000	18.8700	$679,320.00
12/8/2014	36,000	49.4542	$1,780,351.20
12/17/2014	8,255	50.1200	$413,740.60
12/22/2014	36,000	18.8700	$679,320.00
12/22/2014	36,000	51.1627	$1,841,857.20
12/28/2014	4,241	50.8600	$215,697.26
1/8/2015	36,000	18.8700	$679,320.00
1/8/2015	36,000	49.6421	$1,787,115.60
1/20/2015	36,000	18.8700	$679,320.00
1/20/2015	36,000	47.6226	$1,714,413.60
1/28/2015	4,241	46.4600	$197,036.86
2/27/2015	27,127	44.2800	$1,201,183.56
2/28/2015	4,241	44.2800	$187,791.48
3/6/2015	18,322	43.4400	$795,907.68
3/6/2015	9,766	43.4400	$424,235.04
3/27/2015	2,620	45.1000	$118,162.00
3/28/2015	4,241	45.1000	$191,269.10
4/6/2015	2,001	43.6700	$87,383.67
4/9/2015	250,000	18.8700	$4,717,500.00
4/9/2015	200,000	46.0000	$9,200,000.00
4/16/2015	125,000	18.8700	$2,358,750.00
4/16/2015	100,000	46.0000	$4,600,000.00
4/27/2015	2,260	44.3600	$100,253.60
4/28/2015	4,241	44.3400	$188,045.94
5/6/2015	2,002	41.6600	$83,403.32
5/27/2015	2,261	43.3800	$98,082.18
5/1/2815	4,242	43.0700	$182,702.94
6/6/2015	2,003	42.8100	$85,748.43
6/27/2015	2,261	40.0600	$90,575.66
6/28/2015	4,242	40.0600	$169,934.52
7/6/2015	2,002	38.6100	$77,297.22
7/26/2015	66,052	38.8500	$2,566,120.20
7/26/2015	99,076	38.8500	$3,849,102.60
7/27/2015	2,261	37.8350	$85,544.94
7/28/2015	4,242	37.7200	$160,008.24

Verified Consolidated Shareholder Class Action and Derivative Complaint

8/6/2015	2,003	36.4600	$73,029.38
8/27/2015	2,261	33.6900	$76,173.09
8/28/2015	4,242	33.1400	$140,579.88
9/6/2015	2,003	31.5800	$63,254.74
9/27/2015	2,261	29.1300	$65,862.93
9/28/2015	4,242	27.6000	$117,079.20
10/6/2015	2,002	30.9550	$61,971.91
10/27/2015	2,261	34.3000	$77,552.30
10/28/2015	4,242	35.1850	$149,254.77
11/6/2015	2,002	34.2000	$68,468.40
11/27/2015	2,261	32.9400	$74,477.34
11/28/2015	4,242	32.9400	$139,731.48
12/6/2015	2,003	34.9100	$69,924.73
12/27/2015	2,261	34.1100	$77,122.71
12/28/2015	4,242	33.6000	$142,531.20
1/6/2016	1,665	32.1600	$53,546.40
1/27/2016	1,628	29.6900	$48,335.32
1/28/2016	3,055	28.7500	$87,831.25
2/6/2016	1,442	27.9700	$40,332.74
2/27/2016	1,629	31.3700	$51,101.73
2/28/2016	3,055	31.3700	$95,835.35
3/6/2016	1,939	33.8600	$65,654.54
3/7/2016	7,126	33.9600	$241,998.96
3/7/2016	3,798	33.9600	$128,980.08
3/7/2016	3,364	33.9600	$114,241.44
3/27/2016	2,261	34.8600	$78,818.46
4/6/2016	2,003	36.6600	$73,429.98
4/7/2016	2,561	36.1700	$92,631.37
4/27/2016	2,261	36.9500	$83,543.95
5/6/2016	2,002	37.2300	$74,534.46
5/7/2016	2,561	37.2300	$95,346.03
5/27/2016	2,261	37.8200	$85,511.02
6/6/2016	2,003	37.0300	$74,171.09
6/7/2016	2,561	36.7300	$94,065.53
6/27/2016	2,261	35.2200	$79,632.42
7/6/2016	2,003	37.5100	$75,132.53
7/7/2016	2,561	37.5200	$96,088.72
7/26/2016	99,077	38.7600	$3,840,224.52
7/27/2016	2,261	33.6600	$76,105.26
8/6/2016	2,002	38.9900	$78,057.98
8/7/2016	2,561	38.9900	$99,853.39
8/27/2016	2,261	42.2700	$95,572.47

-67-

Verified Consolidated Shareholder Class Action and Derivative Complaint

9/6/2016	2,003	44.7100	$89,554.13
9/7/2016	2,561	44.3500	$113,580.35
9/27/2016	2,261	43.3700	$98,059.57
10/6/2016	2,003	43.6800	$87,491.04
10/7/2016	2,561	43.2200	$110,686.42
10/27/2016	2,261	41.8700	$94,668.07
11/6/2016	2,002	40.2800	$80,640.56
11/7/2016	2,561	41.0500	$105,129.05
11/27/2016	2,261	40.8700	$92,407.07
12/6/2016	2,003	39.9700	$80,059.91
12/7/2016	2,561	40.5200	$103,771.72
12/27/2016	2,261	38.9200	$87,998.12
1/6/2017	1,609	41.2300	$66,339.07
1/7/2017	1,836	41.2300	$75,698.28
1/27/2017	1,628	44.4200	$72,315.76
2/6/2017	1,442	44.4200	$64,053.64
2/7/2017	1,845	44.3700	$81,862.65
2/27/2017	2,073	45.7100	$94,756.83
TOTAL NUMBER OF SHARES	**3,412,862**	**TOTAL VALUE OF SHARES**	**$109,432,984.38**

DAVID FILO

SALE DATE	***SHARES SOLD***	***PRICE PER SHARE***	***TOTAL SALE VALUE***
10/29/2014	300,000	45.4300	13,629,000
10/28/2015	50,000	35.1850	1,759,250.00
12/16/2016	45,000	38.6100	1,737,450.00
TOTAL NUMBER OF SHARES	**395,000**	**TOTAL VALUE OF SHARES**	**17,125,700.00**

KENNETH A. GOLDMAN

SALE DATE	***SHARES SOLD***	***PRICE PER SHARE***	***TOTAL SALE VALUE***
2/25/2014	2,828	37.2600	$105,371.28
2/28/2014	12,724	38.6700	$492,037.08
3/25/2014	3,926	35.9300	$141,061.18
3/28/2014	1,060	35.9000	$38,054.00
4/25/2014	3,927	34.4800	$135,402.96
4/28/2014	1,060	33.9900	$36,029.40
5/23/2014	3,927	35.0200	$137,523.54
5/28/2014	1,060	34.7800	$36,866.80

-68-

Verified Consolidated Shareholder Class Action and Derivative Complaint

6/13/2014	3,000	36.9400	$110,820.00
6/25/2014	3,926	33.2500	$130,539.50
6/27/2014	1,060	34.2500	$36,305.00
7/25/2014	3,927	36.1200	$141,843.24
7/28/2014	1,060	35.9000	$38,054.00
8/25/2014	3,926	37.7100	$148,049.46
8/28/2014	1,060	38.3100	$40,608.60
9/25/2014	3,927	38.9500	$152,956.65
9/26/2014	1,060	40.6600	$43,099.60
10/24/2014	3,927	43.5000	$170,824.50
10/28/2014	1,060	45.8700	$48,622.20
11/25/2014	3,626	51.7200	$187,536.72
11/28/2014	1,060	51.7400	$54,844.40
12/24/2014	3,927	50.6500	$198,902.55
12/26/2014	1,060	50.8600	$53,911.60
1/23/2015	2,896	48.9500	$141,759.20
1/28/2015	763	46.4600	$35,448.98
2/25/2015	2,828	44.4300	$125,648.04
2/27/2015	5,477	44.2800	$242,521.56
3/25/2015	3,926	44.2000	$173,529.20
3/27/2015	1,483	45.1000	$66,883.30
4/6/2015	375	43.6700	$16,376.25
4/24/2015	3,927	44.5200	$174,830.04
4/27/2015	423	44.3600	$18,764.28
4/28/2015	1,060	44.3400	$47,000.40
5/6/2015	375	41.6600	$15,622.50
5/22/2015	3,927	43.4850	$170,765.60
5/27/2015	425	43.3800	$18,436.50
5/28/2015	1,061	43.0700	$45,697.27
6/5/2015	376	42.8100	$16,096.56
6/25/2015	3,927	41.0650	$161,262.26
6/26/2015	1,485	40.0600	$59,489.10
7/6/2015	376	38.6100	$14,517.36
7/24/2015	3,928	38.8500	$152,602.80
7/27/2015	424	37.8350	$16,042.04
7/28/2015	1,061	37.7200	$40,020.92
8/6/2015	376	36.4600	$13,708.96
8/25/2015	3,927	31.7400	$124,642.98
8/27/2015	425	33.6900	$14,318.25
8/28/2015	1,061	33.1400	$35,161.54
9/4/2015	376	31.5800	$11,874.08
9/25/2015	4,352	29.1300	$126,773.76
9/28/2015	1,061	27.6000	$29,283.60
10/6/2015	376	30.9550	$11,639.08

Verified Consolidated Shareholder Class Action and Derivative Complaint

10/23/2015	3,928	33.1700	$130,291.76
10/27/2015	424	34.3000	$14,543.20
10/28/2015	1,061	35.1850	$37,331.29
11/6/2015	375	34.2000	$12,825.00
11/25/2015	3,927	33.1600	$130,219.32
11/27/2015	1,486	32.9400	$48,948.84
12/4/2015	376	34.9100	$13,126.16
12/16/2015	3,027	33.7800	$102,252.06
12/24/2015	5,803	34.1100	$197,940.33
12/28/2015	1,061	33.6000	$35,649.60
1/6/2016	315	32.1600	$10,130.40
1/25/2016	2,894	29.7800	$86,183.32
1/27/2016	306	29.6900	$9,085.14
1/28/2016	764	28.7500	$21,965.00
2/5/2016	271	27.9700	$7,579.87
2/25/2016	4,461	31.3600	$139,896.96
2/26/2016	1,071	31.3700	$33,597.27
3/4/2016	271	33.8600	$9,176.06
3/8/2016	90,194	32.9300	$2,970,088.42
3/9/2016	2,000	33.5100	$67,020.00
3/24/2016	3,723	34.8600	$129,783.78
3/28/2016	1,061	35.2300	$37,379.03
4/6/2016	376	36.6600	$13,784.16
4/7/2016	1,601	36.1700	$57,908.17
4/25/2016	3,928	37.2300	$146,239.44
4/27/2016	424	36.9500	$15,666.80
4/28/2016	1,061	36.5900	$38,821.99
5/6/2016	1,977	37.2300	$73,603.71
5/25/2016	3,928	35.5900	$139,797.52
5/27/2016	1,486	37.8200	$56,200.52
6/6/2016	376	37.0700	$13,938.32
6/7/2016	1,601	36.7300	$58,804.73
6/24/2016	3,927	36.2400	$142,314.48
6/27/2016	424	35.2200	$14,933.28
6/28/2016	1,061	36.0400	$38,238.44
7/6/2016	376	37.5100	$14,103.76
7/7/2016	1,601	37.5200	$60,069.52
7/25/2016	3,928	38.3200	$150,520.96
7/27/2016	424	38.6600	$16,391.84
7/28/2016	1,061	38.5200	$40,869.72
8/5/2016	1,977	38.9900	$77,083.23
8/25/2016	3,927	42.0300	$165,051.81
8/26/2016	1,486	42.2700	$62,813.22
9/6/2016	376	44.7100	$16,810.96

Verified Consolidated Shareholder Class Action and Derivative Complaint

9/7/2016	1,601	44.3500	$71,004.35
9/23/2016	3,928	42.8000	$168,118.40
9/27/2016	424	43.3700	$18,388.88
9/28/2016	1,061	43.6900	$46,355.09
10/6/2016	376	43.6800	$16,423.68
10/7/2016	1,601	43.2200	$69,195.22
10/25/2016	3,928	42.5500	$167,136.40
10/27/2016	424	41.8700	$17,752.88
10/28/2016	1,061	41.7800	$44,328.58
11/4/2016	376	40.2800	$15,145.28
11/7/2016	1,601	41.0500	$65,721.05
11/25/2016	425	40.8700	$17,369.75
11/28/2016	1,061	41.4500	$43,978.45
12/6/2016	376	39.9700	$15,028.72
12/7/2016	1,601	40.5200	$64,872.52
12/27/2016	424	38.9200	$16,502.08
12/28/2016	1,061	38.7300	$41,092.53
12/29/2016	2,000	38.6400	$77,280.00
1/6/2017	1,591	41.2300	$65,596.93
1/27/2016	1,070	44.4200	$47,529.40
2/6/2017	271	44.4200	$12,037.82
2/7/2017	1,153	44.3700	$51,158.61
2/27/2017	306	45.7100	$13,987.26
2/28/2017	765	45.6600	$34,929.90
TOTAL NUMBER OF SHARES	**315,205**	**TOTAL VALUE OF SHARES**	**$11,659,893.83**

VI. THE BOARD APPROVES A FALSE PROXY TO EFFECTUATE THE SALE OF YAHOO'S CORE ASSETS WITHOUT DISCLOSING THE TRUTH ABOUT THE BOARD'S AND MANAGEMENT'S KNOWLEDGE OF THE SIBERIA INTRUSION

232. On April 24, 2017, Yahoo filed with the SEC the Definitive Proxy Statement, which was reviewed and approved by the entire Board and signed by Defendants Mayer and Brandt. The Proxy incorporates by reference the false 2016 Form 10-K.

233. The Proxy was issued because the Purchase Agreement requires, as a condition precedent, the affirmative vote of a majority of Yahoo's shareholders in support of the transaction due to the fact that the fundamental nature of Yahoo's business is changing – from that of an operating company to that of a mere holding company under the Investment Company Act of 1940. Thus, even though the assets being sold to Verizon do not constitute a majority of Yahoo's assets, the transaction, if approved, will effectuate a fundamental and substantial change in the nature of

Verified Consolidated Shareholder Class Action and Derivative Complaint

Yahoo's operations for which shareholder approval is required pursuant to SEC rules and regulations.

234.   However, a stockholder is incapable of voting in an informed manner unless the Proxy discloses all material facts relating to the proposed vote. Here, the Proxy was materially false and misleading, and thus the stockholders did not have a chance to cast their vote with all material facts presented to them.

235.   Because the Proxy Statement incorporated by reference the statements made in the Company's 2016 Form 10-K, the Proxy Statement contained numerous false and misleading statements of material fact relating to the Siberia Intrusion. Despite the Board approving three consecutive Proxy Statements containing the same false and misleading statements of material fact, and filing those proxy statements with the SEC, the Board continued to lie in each successive Proxy Statement.

236.   The Proxy Statements include at least four false or misleading statements of material fact. *First*, the Proxy Statements falsely stated that the Siberia Intrusion was not thoroughly investigated and analyzed at the time. This is belied by the true facts. As alleged herein, ▮▮▮▮▮ ▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮ ▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮ ▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮ ▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮ ▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮ ▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮.

237.   *Second*, the Proxy Statements materially misstated the extent of certain senior executives' knowledge of the Siberia Intrusion. As an initial matter, ▮▮▮▮▮▮▮▮▮▮ ▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮ ▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮ ▮▮▮▮▮▮▮▮▮ ▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮ ▮▮▮▮ ▮▮ ▮▮▮ ▮▮ ▮▮▮ ▮▮▮ ▮▮▮ ▮▮▮ ▮▮▮ ▮▮ ▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮ ▮▮▮▮▮▮▮▮▮

Verified Consolidated Shareholder Class Action and Derivative Complaint

1

2

3

4

5

6

7

8   238.   **Third**, the Proxy Statements contained false statements relating to the Board's and

9   AFC's knowledge of the Siberia Intrusion. While the Board approved issuance of a Proxy Statement

10   that alluded to the Board and AFC not having sufficient knowledge,

11

12   Thus, the Proxy Statements are materially misleading at a minimum.

13   239.   **Fourth**, the Proxy Statements made the affirmative misrepresentation that there was

14   no evidence of intentional suppression of the Siberia Intrusion. But the factual record clearly shows

15   that this statement is once again false.

16

17

18

19

20

21

22

23   240.   Besides the false statements described above, the Proxies also falsely stated that

24   Yahoo's SEC filings "complied in all material aspects with the Securities Act, the Exchange Act or

25   the Sarbanes Oxley Act, as the case may be, and the applicable rules and regulations promulgated

26   thereunder," and that none of Yahoo's SEC filings contained any "untrue statement of material fact

27   or omitted to state any material fact." *See, e.g.*, Purchase Agreement at § 2.07(a) (attached as Ex.

28   A to the Proxy).

Verified Consolidated Shareholder Class Action and Derivative Complaint

241.   This statement was knowingly false because Yahoo's SEC filings failed to disclose the relevant data breaches, which Yahoo admittedly knew about since 2014.

242.   In sum, ▮▮ a continuing wrong that implicates the Board in a fraud committed on Yahoo, its users, and its stockholders.

VII.   CLASS ACTION ALLEGATIONS

243.   Plaintiffs bring this action individually and as a class action pursuant to California Code of Civil Procedure § 382 on behalf of all current holders of Yahoo stock who are being and will be harmed by defendants' actions described below (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

244.   This action is properly maintainable as a class action.

245.   The Class is so numerous that joinder of all members is impracticable. According to Yahoo's SEC filings, there were 956,487,217 shares of Yahoo common stock outstanding as of February 10, 2017, held by 8,762 shareholders of record.

246.   There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, *inter alia*, the following:

(a)   whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiffs and the other members of the Class in connection with the Verizon Purchase Agreement;

(b)   whether defendants have disclosed all material facts to Yahoo's shareholders in connection with soliciting their vote in support of the Verizon Purchase Agreement;

(c)   whether defendants unjustly enriched themselves and other insiders or affiliates of Yahoo;

(d)   whether the Individual Defendants have breached any of their other fiduciary duties to plaintiffs and the other members of the Class in connection with the Verizon Purchase Agreement, including the duties of good faith, diligence, honesty and fair dealing; and

Verified Consolidated Shareholder Class Action and Derivative Complaint

(e)   whether the defendants, in bad faith and for improper motives, have preferred their own interests over those of Yahoo and its shareholders.

247.   Plaintiffs' claims are typical of the claims of the other members of the Class and Plaintiffs do not have any interests adverse to the Class.

248.   Plaintiffs are adequate representatives of the Class, have retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

249.   The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

250.   Plaintiffs anticipate that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

251.   Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

VIII.   DERIVATIVE AND DEMAND FUTILITY ALLEGATIONS

252.   Plaintiffs also bring this action derivatively in the right and for the benefit of Yahoo to redress injuries suffered, and to be suffered, by Yahoo and its stockholders as a direct result of the breaches of fiduciary duty by the Individual Defendants.

253.   Yahoo is named as a nominal defendant solely in a derivative capacity.

254.   This is not a collusive action to confer jurisdiction on this Court that it would not otherwise have.

255.   At the time this action was commenced, Yahoo's Board consisted of the following eleven (11) persons: Defendants Mayer, Filo, Brandt, Hill, Friedman, Smith, Shaw, McInerney, Braham, Webb, and Hartenstein.

256.   Plaintiffs have not made any demand on Yahoo to institute this action because such a demand would be a futile, wasteful, and useless act for the reasons set forth below.

Verified Consolidated Shareholder Class Action and Derivative Complaint

A.   Demand Is Futile as to Mayer and Filo Because They are Interested

257.   Demand is futile as to Defendants Mayer and Filo because they are interested. Both Mayer and Filo sold substantial amounts of their personal Yahoo stock while in possession of material, non-public information about the data breaches. They profited by millions of dollars through such sales and thus have received an improper financial benefit.

258.   Mayer and Filo are also interested because they received hundreds of millions of dollars in change of control payments upon consummation of the Verizon Purchase Agreement. Defendants Mayer and Filo secured these personal benefits to themselves, yet their wrongful conduct has harmed Yahoo and its shareholders by over $350 million since Verizon forced Yahoo to reduce the purchase price for the Yahoo assets by $350 million, in addition to requiring Yahoo to assume 50% of future liabilities relating to the data breaches, which obligations were originally ascribed to Verizon under the original version of the Purchase Agreement dated July 2016. After defendants' wrongdoing became public thereafter, Verizon and Yahoo signed an amended Purchase Agreement which forced Yahoo to pay for 50% of the data breach liabilities and 100% of all liabilities relating to shareholder lawsuits and SEC investigation related to the data breaches.

259.   Despite causing Yahoo well over $382 million in damages to-date ($350 million in the reduced purchase price and $32 million in data breach investigation and remediation costs, as disclosed in Yahoo's 2016 Annual Report filed March 1, 2017 and its Form 10-Q filed May 9, 2017), Mayer and Filo have not been required to forfeit any of the change of control and "golden parachute" payments they received upon completion of the Verizon Purchase Agreement. Because their wrongdoing caused the damages to Yahoo, Mayer and Filo should not be allowed to retain the full amount, or any, of their change of control and golden parachute payments. These improper financial benefits to Mayer and Filo make them interested in the subject matter of this action. As a result, demand is futile as to them.

260.   Demand is also futile as to Mayer and Filo because, at the time suit was filed, they were members of Yahoo's management. As such, they rely upon their jobs at Yahoo for their income and are neither independent nor disinterested for the purpose of considering a demand. Yahoo itself concedes in its proxy statements filed with the SEC that Mayer and Filo are not

Verified Consolidated Shareholder Class Action and Derivative Complaint

independent directors.

261.   Filo is also interested and not independent because he is a substantial shareholder of Yahoo who owns 70,711,390, or 7.4%, of Yahoo's outstanding shares and thus is able to exert significant control and influence over Yahoo and the Board.

B.   Demand Is Futile as to McInerney Because He Is Interested and Breached His Duty of Candor and Loyalty

262.   Demand is futile as to McInerney because, at the time the Complaint was filed, he had been extended an extremely lucrative offer to act as CEO of the successor company, Altaba. Pursuant to this offer, Defendant McInerney was provided with a base annual salary of $2 million, an annual target bonus of up to another $2 million, and long-term deferred compensation that could be worth up to $24 million. As such, his reliance on a promise of future employment rendered him dependent and interested for the purpose of considering a demand.

263.   Moreover, McInerney is interested and lacks independence because he breached his duties of candor and loyalty. ██████████████████

██████████████████████████████

██████████████████████████████

██████████████████████████████

████████████████████ However, neither McInerney nor Yahoo ever disclosed this material fact, and were only forced to file a Supplemental Proxy disclosing the information in response to Plaintiff Spain's motion for preliminary injunction. ████████████

██████████████████████████████

████████████████████ McInerney breached his duties of loyalty and candor to Yahoo.

C.   Demand Is Futile Because the Board Knowingly Failed to Notify Yahoo Users in 2014 and 2015

264.   Demand on the Board is futile because, consistent with the Company's reporting mechanisms outlined in the Corporate Governance Guidelines and the Audit and Finance Committee chart, a majority of the Board failed to comply with the law by notifying affected users of the Siberia Intrusion, ████████████████████

Verified Consolidated Shareholder Class Action and Derivative Complaint

Verified Consolidated Shareholder Class Action and Derivative Complaint

266.   As evidenced by statements in the Company's public filings, previous course of conduct relating to similar security breaches, and internal company policies and procedures, the Board knew that the Company had a legal obligation to comply with these state laws, including their requirement to notify users of suspected security breaches. Notwithstanding its knowledge of the Siberia Intrusion, the Board and the Audit and Finance Committee failed to disclose the Intrusion to its users for nearly two years, in violation of applicable law. This willful delay in notifying users of security breaches has significantly increased the Company's legal liability under UDAAP and similar consumer protection laws, and has eroded the Company's good will. As a result, demand is futile because a majority of the Board faces a substantial likelihood of liability.

267.   In fact, ██

268.   Moreover, the entire Board is interested because Yahoo is currently subject to ongoing investigations by the SEC, DOJ, and state attorney generals. The Company's 2016 Form 10-K states: "The Company is cooperating with federal, state, and foreign governmental officials and agencies seeking information and/or documents about the Security Incidents and related matters, including the U.S. Securities and Exchange Commission ("SEC"), the U.S. Federal Trade Commission, the U.S. Attorney's Office for the Southern District of New York, and two State Attorneys General." Given the ongoing nature of these investigations, none of the current Board

Verified Consolidated Shareholder Class Action and Derivative Complaint

members can objectively consider a demand to sue themselves since suing themselves could subject them to potential criminal liability in the DOJ investigation, and substantial civil damages in the SEC, foreign, and state attorney general investigations. The pendency of an active DOJ investigation makes this case particularly unique, given the directors' potential for criminal liability.

269. Based on these facts and the reasonable inferences that can and must be drawn in Plaintiffs' favor from those facts, the Board knew about the data breach in 2014 and "failed to act sufficiently upon the full extent of knowledge known internally by the Company's information security team" and relayed to the Board by the security team and/or Mr. Bell.

270. As such, the Board failed to act in the face of a known duty to act. Such conduct constitutes bad faith, thus excusing demand.

D.   Demand is Futile as to the Audit Committee Defendants

271. Defendants Brandt, Braham, and McInerney are members of the Audit and Finance Committee of the Board. Pursuant to the Audit and Finance Committee Charter, these defendants had the responsibility to oversee legal matters that could have a significant impact on the Company's financial condition and to oversee the Company's compliance with legal or regulatory requirements. Brandt, Braham, and McInerney knew or were reckless in not knowing the facts identified herein about the data breaches. By failing to act in the face of a known duty to act, Brandt, Braham, and McInerney acted in bad faith and breached their duty of loyalty to Yahoo. Demand is thus excused as to Brandt, Braham, and McInerney.

E.   Demand is Futile as to the Entire Board ████████████████████
████████████████
██   ████████████████████████
████████████████████████████
████████   ████████████████████
████████████████████████████████
████████████████
██   ████████████████████

Verified Consolidated Shareholder Class Action and Derivative Complaint

274. ██

██

██

███████████████████████████████████████

275. The entire Board is also incapable of assessing a demand because they have publicly put their support behind the findings and conclusions of an investigation carried out in bad faith. As a result, the Director Defendants suffer from a fatal disabling conflict because any

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objective assessment of a demand would require them to admit that the Independent Committee's investigation was conducted in bad faith, and thus expose them to liability. For these reasons, the entire Board is incapable of assessing demand.

F. Demand is Futile as to the Board for Approving Change of Control Payments While ███ ███████████

276.   Moreover, the Board itself approved the change of control payments and golden parachutes to management, including to Mayer, Bell and Filo, notwithstanding their knowledge that ██ ██ As such, the entire Board breached its duty of loyalty to Yahoo by subjugating Yahoo's best interests to those of Mayer, Filo, and Bell. Quite simply, the Board knowingly approved payments of millions of dollars to Mayer notwithstanding knowledge of the massive damage caused to Yahoo. This is the epitome of disloyal conduct by a fiduciary and also constitutes bad faith, thus excusing demand.

G. Demand is Futile As to the Entire Board Because All Directors Reviewed and Approved Multiple False and Misleading Statements That Continued to Conceal the True Facts Regarding the Siberia Intrusion

277.   As alleged herein, ████████████████████████████████ ██ ██ ███████.

278.   ██ ██ ██ █████████████████   Despite being presented with such information, all Director Defendants approved the filing of materially false and misleading Proxy Statements on September 9, 2016, March 13, 2017, April 10, 2017, and April 24, 2017. All Director Defendants thus breached their duties of candor and loyalty. Because breaches of the duties of candor and loyalty cannot be indemnified under Delaware law, all Director Defendants face a substantial likelihood of liability

Verified Consolidated Shareholder Class Action and Derivative Complaint

for their wrongful conduct.

279. As alleged herein, the Board has issued numerous false and misleading public statements regarding the Siberia Intrusion. The Board faces a substantial likelihood of liability for breaching its duty of candor with respect to the following public filings: (1) the September 2016 Press Release; (2) the 2016 Form 10-K; and (3) the Proxy Statement. ████████

██

██

██

██

██

██

████████████ Specifically, in determining whether the Director Defendants did in fact have contemporaneous knowledge, the Director Defendants would have to make material determinations of fact that substantially overlap with the facts that form the basis of their own liability for breaching their duty of candor. As such, the Director Defendants cannot assess demand as to any claims relating to the Siberia Intrusion.

280. For these reasons, demand is excused as to all Director Defendants.

H.   Demand is Futile As to the Entire Board With Respect to the Aiding and Abetting Claim Against Verizon

281. Demand is also futile as to the entire Board with respect to the aiding and abetting claim alleged against Verizon. Given the Board's inability to assess demand as to the underlying claims against themselves (for the reasons stated above), the Board cannot assess the aiding and abetting claim against Verizon – a claim that requires a showing that the Board breached its fiduciary duty. As such, Demand is excused as to all Director Defendants.

Verified Consolidated Shareholder Class Action and Derivative Complaint

IX. CAUSES OF ACTION

FIRST CAUSE OF ACTION
DERIVATIVE CLAIM FOR BREACH OF FIDUCIARY DUTY
(AGAINST THE INDIVIDUAL DEFENDANTS)

282. Plaintiffs incorporate by reference and reallege each and every allegation contained above, as though fully set forth herein.

283. The Individual Defendants owed the Company a fiduciary duty and obligation of good faith, fair dealing, loyalty, due care, reasonable inquiry, oversight and supervision. The Individual Defendants breached these fiduciary duties.

284. The Individual Defendants each knowingly, recklessly, or negligently failed to protect Yahoo's data, failed to investigate and remediate data breaches after they occurred, failed to investigate and remediate instances of improper insider stock sales in violation of California law, approved compensation packages and golden parachute payments despite such data breaches, and issued false statements that misrepresented and failed to disclose material information concerning the Company. These actions could not have been a good faith exercise of prudent business judgment to protect and promote the Company's corporate interests.

285. As a direct and proximate result of the Individual Defendants' failure to perform their fiduciary obligations, Yahoo has sustained significant damages which include, but are not limited to costs to remedy data breaches, costs to comply with heightened regulatory oversight, harm to the Company's reputation, goodwill and market capitalization, costs to defend and resolve any additional civil and/or regulatory actions, payment of unearned compensation, and loss in brand value. As a result of the misconduct alleged herein, the Defendants are liable to the Company.

SECOND CAUSE OF ACTION
DERIVATIVE CLAIM FOR CORPORATE WASTE
(AGAINST THE DIRECTOR DEFENDANTS)

286. Plaintiffs incorporate by reference and reallege each and every allegation contained above, as though fully set forth herein.

287. The Director Defendants had a fiduciary duty to protect Yahoo's assets from loss or waste.

Verified Consolidated Shareholder Class Action and Derivative Complaint

288.   By failing to promptly disclose the data breaches and advise Yahoo's users of the data breaches, and by approving the compensation packages to other Directors and senior executives, and permitting insider sales while in possession of material, non-public information, and not seeking the immediate clawback of such compensation, the Director Defendants breached this fiduciary duty and have caused Yahoo to waste its corporate assets.

289.   As a result of the Director Defendants' corporate waste, the Company has suffered substantial damages.

THIRD CAUSE OF ACTION
DIRECT CLASS CLAIM FOR BREACH OF FIDUCIARY DUTY
(AGAINST THE INDIVIDUAL DEFENDANTS)

290.   Plaintiffs incorporate by reference and reallege each and every allegation contained above, as though fully set forth herein, except for the derivative causes of action.

291.   The Individual Defendants have violated fiduciary duties of care, loyalty, candor, and independence owed under applicable law to the public shareholders of Yahoo and have acted to put their personal interests ahead of the interests of Yahoo's shareholders.

292.   By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to advance and have advanced their interests at the expense of plaintiffs and other members of the Class.

293.   The Individual Defendants have violated and continue to violate their fiduciary duties by approving the Verizon Purchase Agreement and agreeing to pay substantial personal benefits to Yahoo's executives who caused the damage which forced Yahoo to agree to a reduction of the purchase price by $350 million and assume 50% of the liability for the data breaches and 100% of the liability for the SEC investigation and the shareholder litigation relating to the data breaches. Notwithstanding such large damages, which were caused directly by breaches of fiduciary duty committed by the Individual Defendants, the Board is allowing the Individual Defendants to retain their full change of control payments and golden parachutes. Moreover, Yahoo has stated that it intends to distribute most of the proceeds from the Verizon asset sale to shareholders. Defendant McInerney reiterated this in a Form 8-K filed on June 21, 2017, in which he stated that Altaba intends to "return substantially all of our cash to shareholders," including the

Verified Consolidated Shareholder Class Action and Derivative Complaint

cash received from Verizon. Thus, the Individual Defendants' breaches of fiduciary duty in negotiating a $350 million reduction to the asset sale has directly harmed Yahoo's shareholders who are entitled to receive the majority of the relevant proceeds from the asset sale.

294. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Yahoo because, among other reasons:

        (a)   They have failed to disclose all material facts to Plaintiffs and the Class about the Purchase Agreement and data breaches in the Proxy;

        (b)   They ignored or did not protect against the numerous conflicts of interest resulting from their own interrelationships or connection with the Purchase Agreement; and

        (c)   They have caused direct pecuniary harm to the Class.

295. Because the Individual Defendants dominate and control the business and corporate affairs of Yahoo, and are in possession of private corporate information concerning Yahoo's assets, business and prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Yahoo which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

296. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiffs and the other members of the Class.

297. As a result of the actions of Defendants, plaintiffs and the Class have been injured as a result of Defendants' self-dealing and breach of the duty of candor.

298. The Individual Defendants have engaged in self-dealing, have not acted in good faith toward plaintiffs and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

299. Plaintiffs and the members of the Class have been damaged.

Verified Consolidated Shareholder Class Action and Derivative Complaint

FOURTH CAUSE OF ACTION
DIRECT CLASS CLAIM FOR AIDING AND ABETTING BREACHES
OF FIDUCIARY DUTY
(AGAINST DEFENDANT VERIZON)

300. Plaintiffs repeat and reallege every allegation set forth above, except for the derivative causes of action.

301. Defendant Verizon aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of Yahoo, including plaintiffs and the members of the Class.

302. The Individual Defendants owed to plaintiffs and the members of the Class certain fiduciary duties as fully set out herein.

303. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiffs and the members of the Class.

304. Verizon colluded in or aided and abetted the Individual Defendants' breaches of fiduciary duties, and actively and knowingly participated in the Individual Defendants' breaches of fiduciary duties owed to plaintiffs and the members of the Class. Verizon knew about or recklessly disregarded the Individual Defendants' breaches of fiduciary duty, which were and are continuing, as set forth in particularity herein.

305. Verizon utilized its knowledge of the Individual Defendants breaches of fiduciary duty to gain a bargaining advantage in the negotiations with Yahoo. Verizon gained such a bargaining advantage and procured to itself significant improper advantages and benefits.

306. Plaintiffs and the members of the Class have been and will be damaged by Verizon's conduct because Yahoo has said it will distribute the majority of the money obtained from Verizon as part of the asset sale to Plaintiffs and the Class, and such amount was reduced by $350 million as a result of Defendants' wrongdoing. Moreover, the amount of money available for distribution to Plaintiff and the Class will be additionally significantly reduced as a direct result of Defendants' wrongdoing because Yahoo was saddled with tens and possibly hundreds of millions of dollars in additional liability as a result of the re-negotiation of the asset sale with Verizon. These liabilities will directly reduce the amount of money distributed to Yahoo's shareholders.

Verified Consolidated Shareholder Class Action and Derivative Complaint

FIFTH CAUSE OF ACTION
DERIVATIVE CLAIM FOR AIDING AND ABETTING BREACHES
OF FIDUCIARY DUTY
(AGAINST DEFENDANT VERIZON)

307. Plaintiffs repeat and reallege every allegation set forth above, except for the derivative causes of action.

308. Defendant Verizon aided and abetted the Individual Defendants in breaching their fiduciary duties owed to Yahoo.

309. The Individual Defendants owed to Yahoo certain fiduciary duties as fully set out herein.

310. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to Yahoo.

311. Verizon colluded in or aided and abetted the Individual Defendants' breaches of fiduciary duties, and actively and knowingly participated in the Individual Defendants' breaches of fiduciary duties owed toYahoo. Verizon knew about or recklessly disregarded the Individual Defendants' breaches of fiduciary duty, which were and are continuing, as set forth in particularity herein.

312. Verizon utilized its knowledge of the Individual Defendants' breaches of fiduciary duty to gain a bargaining advantage in the negotiations with Yahoo. Verizon gained such a bargaining advantage and procured to itself significant improper advantages and benefits.

313. Yahoo was injured as a direct and proximate result of the aforementioned acts.

SIXTH CAUSE OF ACTION
DERIVATIVE CLAIM FOR BREACH OF FIDUCIARY DUTY FOR INSIDER SELLING
AND MISAPPROPRIATION OF INFORMATION
(AGAINST THE SELLING DEFENDANTS)

314. Plaintiffs incorporate by reference and reallege each and every allegation contained above, as though fully set forth herein.

315. During the Relevant Period, Defendants Bell, Mayer and Filo (the "Selling Defendants"), by virtue of their position and relationship with Yahoo, including as officers and/or directors, had access, directly or indirectly, to material information about Yahoo that was not

Verified Consolidated Shareholder Class Action and Derivative Complaint

generally available to the public, as described above, including the true nature and extent of past data breaches, and the failure to investigate and remediate such breaches.

316. The information described above was proprietary non-public information concerning the 2013 and 2014 Data Breaches. It was a proprietary asset belonging to the Company, which the Insider Selling Defendants used for their own benefit when they sold Yahoo common stock.

317. The insider Selling Defendants' sales of Yahoo common stock while in possession and control of this material adverse non-public information was a breach of their fiduciary duties of loyalty and good faith.

318. Since the use of the Company's proprietary information for their own gain constitutes a breach of the insider Selling Defendants' fiduciary duties, the Company is entitled to the imposition of a constructive trust on any profits the insider Selling Defendants obtained thereby.

X. PRAYER FOR RELIEF

WHEREFORE, Plaintiffs demand judgment and preliminary and permanent relief, including injunctive relief, in their favor and on behalf of Yahoo and the Class, and against the Individual Defendants and Verizon, as follows:

A. Against the Individual Defendants and in favor of the Company for the amount of damages sustained by the Company as a result of the Individual Defendants' breaches of fiduciary duties;

B. On the Class claims, damages according to proof;

C. Extraordinary equitable and/or injunctive relief as permitted by law, equity, and the statutory provisions sued hereunder;

D. Declaring that the Individual Defendants have breached their fiduciary duties to Yahoo and its stockholders;

E. Certifying the Class claims;

D. Awarding to Plaintiffs the costs, expenses, and disbursements in connection with this action, including reasonable attorneys' fees, experts' and consultants' fees and expenses, and, if

Verified Consolidated Shareholder Class Action and Derivative Complaint

applicable, pre-judgment and post-judgment interest; and

     E.   Awarding to Plaintiffs such other and further relief as the Court deems just and proper.

XI.   JURY DEMAND

Plaintiffs demand a trial by jury on all issues so triable.

Dated: August 3, 2017

BOTTINI & BOTTINI, INC.
Francis A. Bottini, Jr.
Albert Y. Chang
Yury A. Kolesnikov

       s/ Francis A. Bottini, Jr.
        Francis A. Bottini, Jr.

7817 Ivanhoe Avenue, Suite 102
La Jolla, California 92037
Telephone: (858) 914-2001
Facsimile: (858) 914-2002

COTCHETT, PITRE & McCARTHY, LLP
Mark C. Molumphy
Alexandra P. Summer
Stephanie D. Biehl

       s/ Mark C. Molumphy
        Mark C. Molumphy

San Francisco Airport Office Center
840 Malcolm Road, Suite 200
Burlingame, California 94010
Telephone: (650) 697-6000
Facsimile: (650) 697-0577

Co-Lead Counsel for Plaintiffs

BERNSTEIN LITOWITZ BERGER & GROSSMAN LLP
Mark Lebovitch
David L. Wales (*pro hac vice*)
David J. MacIssac (*pro hac vice*)
1251 Avenue of the Americas, 44th Floor
New York, New York 10020
Telephone: (212) 554-1409
Facsimile: (212) 554-1444

Verified Consolidated Shareholder Class Action and Derivative Complaint

Counsel for Plaintiff Patricia Spain

Joseph H. Weiss (*pro hac vice*)
Joshua M. Rubin (*pro hac vice*)
WEISSLAW LLP
1500 Broadway, 16th Floor
New York, NY 10036
Telephone: (212) 682-3025
Facsimile: (212) 682-3010

Counsel for Plaintiffs LR Trust and Harold Litwin

Verified Consolidated Shareholder Class Action and Derivative Complaint

Carol V. Gilden
COHEN MILSTEIN SELLERS & TOLL PLLC
190 South LaSalle Street, Suite 1705
Chicago, IL 60603
Telephone: (312) 357-0370
Facsimile: (312) 357-0369

Richard A. Speirs
COHEN MILSTEIN SELLERS & TOLL PLLC
88 Pine Street, 14th Floor
New York, NY 10005
Telephone: (212) 838-7797
Facsimile: (212) 8389-7745

Robert C. Schubert
Willem F. Jonckheer
SCHUBERT JONCKHEER & KOLBE
3 Embarcadero Center, Suite 1650
San Francisco, CA 94111
Telephone: (415) 788-4220
Facsimile: (415) 788-0161

*Counsel for Plaintiff Plumbers and Pipefitters
National Pension Fund*

*James R. O'Connell
Mark W. Kunst
O'DONOGHUE & O'DONOGHUE LLP
4748 Wisconsin Avenue, N.W.
Washington, DC 20016
Telephone: (202) 362-0041
Facsimile: (202) 362-2640*

*Additional Attorneys for the Plumbers & Pipefitters
National Pension Fund*

Verified Consolidated Shareholder Class Action and Derivative Complaint

VERIFICATION

I, Patricia Spain, verify that I am a shareholder of Yahoo Inc. and that I have continuously owned Yahoo stock since April 4, 2012. I have reviewed the allegations in this Consolidated Shareholder Class Action and Derivative Complaint for Breach of Fiduciary Duties (the "Complaint"). As to those allegations of which I have personal knowledge, I believe them to be true; as to those allegations of which I lack personal knowledge, I rely upon my counsel and counsel's investigation, and believe them to be true. Having received a copy of the Complaint and reviewed it with counsel, I authorize its filing.

I declare under penalty of perjury under the laws of the State of California that the foregoing is true and correct.

Dated: July 30, 2017.



Patricia Spain

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Verified Consolidated Shareholder Class Action and Derivative Complaint

VERIFICATION

I, Harold Litwin, verify that I am a shareholder of Yahoo Inc. and have continuously held YAHOO! Inc. common stock since September 12, 2011. I have reviewed the allegations in this Consolidated Shareholder Class Action and Derivative Complaint for Breach of Fiduciary Duties (the "Complaint"). As to those allegations of which I have personal knowledge, I believe them to be true; as to those allegations of which I lack personal knowledge, I rely upon my counsel and counsel's investigation, and believe them to be true. Having received a copy of the Complaint and reviewed it with counsel, I authorize its filing.

I declare under penalty of perjury under the laws of the State of California that the foregoing is true and correct.

Dated: July 27, 2017.



Harold Litwin

VERIFICATION

I, Barry Rosenfeld, trustee of LR Trust, verify that LR Trust is a current holder, and has continuously held YAHOO! Inc. common stock since at least December 24, 2012. I have reviewed the allegations in this Consolidated Shareholder Class Action and Derivative Complaint for Breach of Fiduciary Duties (the "Complaint"). As to those allegations of which I have personal knowledge, I believe them to be true; as to those allegations of which I lack personal knowledge, I rely upon my counsel and counsel's investigation, and believe them to be true. Having received a copy of the Complaint and reviewed it with counsel, I authorize its filing.

I declare under penalty of perjury under the laws of the State of California that the foregoing is true and correct.

Dated: July 27, 2017.

_____
Barry Rosenfeld, Trustee of LR Trust

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Verified Consolidated Shareholder Class Action and Derivative Complaint

VERIFICATION

I, Toni C. Inscoe, Administrator of the Plumbers and Pipefitters National Pension Fund, verify that the Plumbers and Pipefitters National Pension Fund is a current holder, and has continuously held YAHOO! Inc. (now "Altaba Inc.") common stock, since January 11, 2013.   I have reviewed the allegations in this Consolidated Shareholder Class Action and Derivative Complaint for Breach of Fiduciary Duties (the "Complaint").   As to those allegations of which I have personal knowledge, I believe them to be true; as to those allegations of which I lack personal knowledge, I rely upon my counsel and counsel's investigation, and believe them to be true. Having received a copy of the Complaint and reviewed it with counsel, I authorize its filing.

I declare under penalty of perjury under the laws of the State of California that the foregoing is true and correct.

Dated: August 1, 2017.

Toni C. Inscoe

Toni C. Inscoe, Administrator of the Plumbers
and Pipefitters National Pension Fund

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Verified Consolidated Shareholder Class Action and Derivative Complaint